Exhibit 99.1

Management
Information Circular

For the Annual General Meeting of Shareholders
to be held on June 11, 2021

Table of Contents

Notice of Annual General Meeting of Shareholders	4

Introduction	7

Particulars of Matters to be Acted Upon	8

Election of Directors	8
Majority Voting Policy	9
Advance Notice Policy	9
Director Profiles	10
Cease Trade Orders, Bankruptcies, Penalties or Sanctions	14
Interlocking Directorships/Committee Appointments	16
Meeting Attendance	16

Appointment of Auditors	17
Other Matters	17

General Proxy Information	18

Appointment of Proxyholder	18
Voting by Proxy	18
Completion and Return of Proxy	18
Non-Registered Holders	19
Revocability of Proxy	20
Voting at the Virtual Meeting	21
Appointment of a Third Party as Proxy	22
Notice and Access	22
Voting Securities and Principal Holders Thereof	23

Executive Compensation	24

Named Executive Officers	24
Compensation Discussion and Analysis	24
Compensation Program Overview	24
Role of the Compensation Committee	27
Executive Compensation Elements	29

Executive Compensation Details	40
Summary Compensation Table	40
Incentive Plan Awards	41
Pension Plan Benefits	44
Termination of Employment, Change in Responsibilities and Employment Contracts	44

Director Compensation	47
Incentive Plan Awards	50

Securities Authorized For Issuance Under Equity Compensation Plans	52

Stock Option Plan	53
Overview	53
Purpose and Stock Option Plan Limits	53
Restricted Share Plan	57
Overview	57
Purpose and Restricted Share Plan Limits	57

Other Information	61

Indebtedness of Directors, Executive Officers and Others	61
Interest of Informed Persons in Material Transactions	61
Interest of Certain Persons or Companies in Matters to be Acted Upon	61
Management Contracts	61

Corporate Governance	62

Corporate Governance Overview	62
Board of Directors	63
Role of the Board	63
Independence of the Board	64
Position Descriptions	65
Participation of Directors in Other Reporting Issuers	66
Separation of Chairman and CEO Roles and Related Position Descriptions	66
Orientation and Continuing Education	67
Expectations of Management	67
Nomination of Directors	67
Compensation of Directors and Officers	69
Assessments	70
Succession Planning for President and Chief Executive Officer	72

Ethical Business Conduct	72
Social and Environmental Commitment	73
Risk Management	74
Directors’ and Officers’ Indemnification	74
Key Policy Descriptions	75
Whistleblower Policy	75
Stock Ownership Guidelines Policy	75
Clawback Policy	77
Anti-Hedging Policy	77
Communications and Corporate Disclosure Policy	77
Policy on Stock Trading and Use of Material Information	78
Bribery and Fraud Prevention Program	78

Health and Safety Policy	78
Workplace Bullying and Harassment Policy Statement	78
Diversity Policy and Representation of Women on the Board	79
Retirement and Tenure Policies	80

Committee Information	81

Audit Committee	81
The Audit Committee's Role and Charter	81
Composition of the Audit Committee	81
Relevant Education and Experience	82
Audit Committee Oversight	82
Reliance on Certain Exemptions	82
Pre-Approval Policies and Procedures	82
External Auditors Service Fees (By Category)	83
Corporate Governance & Nominating Committee	83
Compensation Committee	84

Shareholder Engagement	86

Contacting the Board	86
Contacting the Compensation Committee	86
Contacting the Corporate Governance & Nominating Committee	86
Live Broadcasts	86
Events	87

Additional Information	88

Notice of Annual General Meeting of Shareholders

NOTICE IS HEREBY GIVEN that the Annual General Meeting of Shareholders (the “Meeting”) of Sandstorm Gold Ltd. (the “Company”) will be held on Friday, June 11, 2021 at the hour of 10:00 a.m. (Vancouver Time).

The ongoing impact of the novel coronavirus (“COVID-19”) pandemic and the uncertainty surrounding current and anticipated public health guidelines and restrictions respecting large group gatherings make it unclear as to whether it will be safe or permissible for the Meeting to be held in person this year. Therefore, to mitigate risks to the health and safety of the shareholders, employees and representatives of the Company and the communities in which we live, we will hold the Meeting in a virtual-only format. This format also affords all of our shareholders an even greater ability to participate in the Meeting equally, regardless of their geographic location and share ownership.

Although, as required pursuant to the Business Corporations Act (British Columbia), the physical location of the Meeting has been designated as the Company’s head office located at Suite 1400, 400 Burrard Street, Vancouver, BC V6C 3A6, the Meeting will be held on a virtual basis due to public health guidelines and restrictions related to COVID-19. In particular, on April 21, 2020, the Minister of Public Safety and Solicitor General for the Province of British Columbia passed Ministerial Order M116 (the “Order”) under the Emergency Program Act. The Order permits British Columbia organizations to facilitate and hold electronic meetings for as long as public health orders enacted in response to the COVID-19 pandemic are in place. The Order specifically overrides the provisions of the Business Corporations Act (British Columbia) and any articles, bylaws, memoranda, rules or similar constating documents of an entity made thereunder, by deeming that attendance via telephone or electronic communication constitutes in-person presence at such meetings, and that any virtual meetings so held shall be deemed to have been held in British Columbia. Accordingly, you will not be able to attend the Meeting in person. If circumstances permit, the Company intends to return to a physical or hybrid meeting format (physical/virtual) for its 2022 annual meeting of shareholders.

Only registered shareholders and duly appointed proxyholders will be able to vote in real time at the Meeting via teleconference call. Once dialed in, instructions will be provided as to how shareholders entitled to vote at the Meeting may participate and vote at the Meeting. Registered shareholders and duly appointed proxyholders will be able to attend, ask questions and vote at the Meeting via teleconference call. Non-registered shareholders (being shareholders who beneficially own shares that are registered in the name of an intermediary such as a bank, trust company, securities broker or other nominee, or in the name of a depository of which the intermediary is a participant) who have not duly appointed themselves as proxyholder will be able to attend the Meeting via teleconference call as guests, but guests will not be able to vote at the Meeting.

Important details about the Meeting, as well as further information with respect to voting by proxy and detailed instructions about how to participate at the virtual Meeting are set out in the accompanying Management Information Circular (the “Circular”) and proxy materials.

DATE: Friday June 11, 2021
TIME: 10:00 am (Vancouver Time)

LOCATION:

1400, 400 Burrard Street, Vancouver, BC V6C 3A6

IMPORTANT: This Meeting will be held on a virtual electronic basis. To attend, please use the following dial-in numbers and teleconference call meeting number below:

Participant Toll-free (in Canada and the USA) Teleconference Number:

1-877-407-8291

Participant Toll (for holders outside of Canada and the USA) Teleconference Number:

1-201-689-8345

Meeting Number: 13716003

The Meeting will be held for the following purposes:

1	To receive and consider the audited consolidated financial statements of the Company for the financial year ended December 31, 2020 together with the report of the auditors thereon;

2	To fix the number of Directors of the Company at seven;

3	To elect Directors of the Company for the ensuing year; and

4	To appoint PricewaterhouseCoopers LLP, Chartered Professional Accountants, as auditors of the Company for the ensuing year and to authorize the Directors to fix their remuneration.

Shareholders will also transact any other business properly brought before the Meeting or any adjournment thereof. The specific details of the foregoing matters to be put before the Meeting are set forth in the Circular accompanying this notice. The audited consolidated financial statements and related management’s discussion and analysis (“MD&A”) for the Company for the financial year ended December 31, 2020 have already been mailed to those shareholders who have previously requested to receive them. Otherwise, they are available upon request to the Company, on SEDAR at www.sedar.com, on the United States Securities and Exchange Commission website at www.sec.gov, or the Company’s website at www.sandstormgold.com. This notice is accompanied by the Circular, either a form of proxy for registered shareholders or a voting instruction form for beneficial shareholders and a supplemental mailing list return card (collectively, the “Meeting Materials”).

As described in the notice and access notification mailed to shareholders of the Company, the Company will deliver the applicable Meeting Materials to shareholders by posting the Meeting Materials on its website. This alternative means of delivery is more environmentally friendly as it will help reduce paper use and mitigate the Company’s printing and mailing costs. The Meeting Materials will be available on the Company’s website as of May 4, 2021 and will remain on the website for one full year thereafter. The Meeting Materials will also be available under the Company’s profile on SEDAR at www.sedar.com and on the United States Securities and Exchange Commission website at www.sec.gov as of May 4, 2021. The Company will continue to mail paper copies of the applicable Meeting Materials to those registered and beneficial shareholders who previously elected to receive paper copies. All other shareholders will receive a notice and access notification which will contain information on how to obtain electronic and paper copies of the Meeting Materials in advance of the Meeting. Shareholders who wish to receive paper copies of the Meeting Materials may request copies from Kim Bergen at the Company by calling toll-free in North America at 1-866-584-0234, Extension # 232, or from outside North America by calling 778-945-0972, or by email at info@sandstormgold.com. Meeting Materials will be sent to such shareholders at no cost to them within three business days of their request, if such requests are made before the Meeting.

The Board of Directors of the Company has, by resolution, fixed the close of business on April 26, 2021 as the record date, being the date for the determination of the registered holders of common shares of the Company entitled to notice of and to vote at the Meeting and any adjournment or adjournments thereof. Proxies to be used at the Meeting must be deposited with the Company, c/o the Company's transfer agent, Computershare Investor Services Inc., Proxy Department, 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1 no later than 10:00 a.m. (Vancouver Time) on June 9, 2021, or no later than 48 hours (excluding Saturdays, Sundays and statutory holidays) prior to the date on which the Meeting or any adjournment thereof is held. Non-registered shareholders who receive these materials through their broker or other intermediary are requested to follow the instructions for voting provided by their broker or intermediary, which may include the completion and delivery of a voting instruction form.

The Company reserves the right to take any additional precautionary measures in relation to the Meeting in response to further developments in respect of the COVID-19 outbreak that the Company considers necessary or advisable including changing the time, date or location of the Meeting. Changes to the Meeting time, date or location and/or means of holding the Meeting may be announced by way of press release. Please monitor the Company’s press releases as well as its website at www.sandstormgold.com for updated information. The Company recommends that you check its website one week prior to the Meeting date for the most current information. The Company does not intend to prepare or mail an amended Circular in the event of changes to the Meeting format.

Please review the accompanying Circular before voting as it contains important information about the Meeting. If you have any questions about the procedures required to qualify to vote at the Meeting or about obtaining and depositing the required form of proxy, you should contact Computershare by telephone (toll free) at 1-800-564-6253, by fax at 1-866-249-7775 or by e-mail at service@computershare.com.

DATED at Vancouver, British Columbia this 26th day of April, 2021.

BY ORDER OF THE BOARD

(Signed) Nolan Watson
Chief Executive Officer

Introduction

Information in this Circular is provided as at April 26, 2021, except as otherwise indicated

Sandstorm Gold Ltd. (the “Company”) is providing this Management Information Circular (the “Circular”) and a form of proxy in connection with management’s solicitation of proxies for use at the Annual General Meeting (the “Meeting”) of the Company to be held on Friday, June 11, 2021, and at any adjournments or postponements thereof, at the time and place and for the purposes set forth in the accompanying notice of annual general meeting (“Notice of Meeting”). This solicitation of proxies and voting instruction forms involves securities of a corporation located in Canada and is being effected in accordance with the applicable corporate and securities laws of Canada. The proxy solicitation rules under the United States Securities Exchange Act of 1934, as amended, are not applicable to the Company or this solicitation. Shareholders should be aware that disclosure and proxy solicitation requirements under the applicable securities laws of Canada and the Toronto Stock Exchange (“TSX”) differ from the disclosure and proxy solicitation requirements under United States securities laws.

Although, as required pursuant to the Business Corporations Act (British Columbia), the physical location of the Meeting has been designated as the Company’s head office located at Suite 1400, 400 Burrard Street, Vancouver, BC V6C 3A6, in response to the novel coronavirus (“COVID-19”) pandemic and related public health guidelines and restrictions, the Meeting will be held on a virtual basis via teleconference call. In particular, on April 21, 2020, the Minister of Public Safety and Solicitor General for the Province of British Columbia passed Ministerial Order M116 (the “Order”) under the Emergency Program Act. The Order permits British Columbia organizations to facilitate and hold electronic meetings for as long as public health orders enacted in response to the COVID-19 pandemic are in place. The Order specifically overrides the provisions of the Business Corporations Act (British Columbia) and any articles, bylaws, memoranda, rules or similar constating documents of an entity made thereunder, by deeming that attendance via telephone or electronic communication constitutes in-person presence at such meetings, and that any virtual meetings so held shall be deemed to have been held in British Columbia.

Only registered shareholders (as hereinafter defined in this Circular) and duly appointed proxyholders will be able to vote in real time at the Meeting via teleconference call. Once dialed in, instructions will be provided as to how Shareholders (as hereinafter defined in this Circular) entitled to vote at the Meeting may participate and vote. Shareholders will not be able to physically attend the Meeting. For a summary of how Shareholders may attend the Meeting, please see “Voting at the Virtual Meeting” below.

The Company reserves the right to take any additional precautionary measures in relation to the Meeting in response to further developments in respect of the COVID-19 pandemic that the Company considers necessary or advisable, including changing the time, date of location of the Meeting. The Company will notify Shareholders of any changes with respect to the Meeting without sending additional soliciting materials or updating proxy-related materials by:

●	issuing a new release announcing any change in the date, time or location;

●	filing the news release on SEDAR and EDGAR; and

●	informing all parties involved in the proxy voting infrastructure (such as intermediaries, transfer agents, and proxy service providers) of such change.

The Company continues to closely monitor developments around the outbreak of COVID-19 and is taking every reasonable precaution to ensure the safety of its people and communities and is committed to keeping its Shareholders informed. If circumstances permit, the Company intends to return to a physical or hybrid meeting format (physical/virtual) for its 2022 annual meeting of Shareholders.

Unless the context otherwise requires, when we refer in this Circular to the Company, its subsidiaries are also included. The Company will conduct its solicitation by mail and officers and employees of the Company may, without receiving special compensation, also telephone or make other personal contact. The Company will pay the cost of solicitation.

All dollar amounts referenced herein are, unless otherwise stated, expressed in United States Dollars (being the same currency that the Company uses in its financial statements). The Company’s common share price on the TSX is denoted in Canadian dollars and, in certain circumstances where appropriate in this Circular, such amounts have not been converted to United States Dollars.

Particulars of Matters to be Acted Upon

Election of Directors

The directors (“Directors”) of the Company are elected at each annual general meeting and hold office until the next annual general meeting or until their successors are appointed. The Board of Directors of the Company (the “Board”) currently consists of seven Directors and Shareholder approval will be sought at the Meeting to fix the number of Directors of the Company at seven.

At the Meeting, the seven persons named hereunder will be proposed for election as Directors of the Company (the “Nominees” and each, a “Nominee”). All of the Nominees currently serve on the Board and each has expressed his or her willingness to serve on the Board for another term.

The Board and management consider the election of each of the Nominees to be appropriate and in the best interests of the Company. Accordingly, unless otherwise indicated, the persons designated as proxyholders in the accompanying proxy will vote the Shares (as hereinafter defined in this Circular) represented by such form of proxy, properly executed, FOR the election of each of the Nominees whose names are set forth below. Management does not contemplate that any of the Nominees will be unable to serve as a Director, but if that should occur for any reason prior to the Meeting, it is intended that discretionary authority shall be exercised by the persons named in the accompanying proxy to vote the proxy for the election of any other person or persons in place of any Nominee or Nominees unable to serve. Each of the Nominees below was elected at the last annual general meeting of the Shareholders held on April 15, 2020 (the “2020 Shareholder Meeting”).

Majority Voting Policy

A Majority Voting Policy is in Place

The Board has adopted a Majority Voting Policy stipulating that if the votes in favour of the election of a Director at a Shareholder meeting represent less than a majority (i.e. 50% + 1) of the votes cast with respect to his or her election, that Director will immediately tender his or her resignation (“Resignation”) to the Board after the Shareholder meeting. Within 90 days of the Shareholder meeting, the Board shall conclude its deliberations and will determine whether or not to accept the Resignation, however, as mandated in the TSX Company Manual, the Board shall accept the Resignation absent exceptional circumstances and the Director in question will not participate in any Board deliberations on the Resignation. The Board’s decision to accept or reject the Resignation offer will promptly be disclosed to the public by news release. If a Resignation is tendered and accepted pursuant to the Majority Voting Policy, subject to any applicable corporate law restrictions, the Board may leave the vacancy unfilled or may appoint a new Director to fill the vacancy. The Company’s Majority Voting Policy does not apply in circumstances involving contested Director elections.

Kindly refer to the full text of the Majority Voting Policy for complete details, which may be accessed on the Company’s website at www.sandstormgold.com.

Advance Notice Policy

An Advance Notice Policy is in Place

On April 27, 2018, the Corporate Governance & Nominating Committee recommended, and the Board adopted and approved, an Advance Notice Policy, which was subsequently approved by the Shareholders at the 2018 Shareholder Meeting. The Directors of the Company are committed to: (i) facilitating an orderly and efficient process for holding annual general and, where the need arises, special meetings of its Shareholders; (ii) ensuring that all Shareholders receive adequate advance notice of the Director nominations and sufficient information with respect to all Director nominees; and (iii) allowing Shareholders to register an informed vote for Directors of the Company after having been afforded reasonable time for appropriate deliberation. The purpose of the Advance Notice Policy is to provide Shareholders, Directors and management of the Company with a clear framework for nominating Directors of the Company. The Advance Notice Policy fixes a deadline by which Director nominations must be submitted to the Company prior to any annual or special meeting of Shareholders and sets forth the information that must be included in the notice to the Company for the notice to be in proper written form in order for any Director nominee to be eligible for election at any annual or special meeting of Shareholders. Shareholders who fail to comply with the Advance Notice Policy will not be entitled to make nominations for Directors at the Meeting. As of the date of this Circular, the Company has not received any notice of a Shareholder’s intention to nominate Directors at the Meeting pursuant to the provisions contained in the Advance Notice Policy.

Kindly refer to the full text of the Advance Notice Policy for complete details, which may be accessed on the Company’s website at www.sandstormgold.com.

Director Profiles

Each of the seven nominated Directors is profiled below, including his/her background and experience, areas of expertise, committee memberships, Share ownership and other public companies and board committees of which he/she is a member. Information concerning each such person is based upon information furnished by the individual Nominee.

Nolan Watson Age: 41 British Columbia, Canada	DIRECTOR SINCE: September 12, 2008 Non-Independent	Committee Membership: N/A
Areas of Expertise: à Executive Management à Finance and Capital Markets à Accounting à Mergers and Acquisitions	Mr. Watson has been the President and Chief Executive Officer of the Company since September 2008 and was its Chairman from January 2013 to March 2016. From May 2010 to May 2014 (when Sandstorm Metals & Energy Ltd. (“Sandstorm Metals”) was acquired by the Company), Mr. Watson was President and Chief Executive Officer of Sandstorm Metals and its Chairman from January 2013 to May 2014. From July 2008 to September 2008, Mr. Watson was an independent businessman. From April 2006 to July 2008, Mr. Watson was the Chief Financial Officer of Wheaton Precious Metals Corp. (formerly known as Silver Wheaton Corp., “Wheaton”). Mr. Watson is a Chartered Financial Analyst Charterholder, a Fellow of the Chartered Professional Accountants of British Columbia (Valedictorian), and he holds a Bachelor of Commerce degree (with honours) from the University of British Columbia.
PRINCIPAL OCCUPATION: President and Chief Executive Officer of the Company
Other Public Company Directorships and (Memberships): Royalty North Partners Ltd. 2020 ANNUAL MEETING VOTING RESULTS: For: 99.27% Withheld: 0.73%	Number of Shares of the Company Beneficially Owned, Controlled or Directed, Directly or Indirectly (1)
	Company Shares:	707,790
	Restricted Share Rights:	365,333
	Total “at-risk” market value:	C$10,377,099 (2)

David Awram Age: 48 British Columbia, Canada	DIRECTOR SINCE: March 23, 2007 Non-Independent	Committee Membership: N/A
Areas of Expertise: à Mining and Exploration à Mergers and Acquisitions	Mr. Awram was Executive Vice-President of the Company from July 2009 to January 2013 and has been its Senior Executive Vice-President since January 2013. Mr. Awram was Executive Vice-President of Sandstorm Metals from January 2010 to January 2013 and then its Senior Executive Vice-President from January 2013 to May 2014. From July 2008 to July 2009, Mr. Awram was an independent businessman. From May 2005 to July 2008, Mr. Awram was the Director of Investor Relations for Wheaton. Prior to May 2005, he was Manager, Investor Relations with Diamond Fields International Ltd. from April 2004 to April 2005. He holds a Bachelor of Science degree (Honours) in Geology from the University of British Columbia in 1996.
PRINCIPAL OCCUPATION: Senior Executive Vice-President of the Company

Other Public Company Directorships
and (Memberships):

Integra Resources Corp. (Audit Committee; Human Resources & Compensation Committee; Nomination & Corporate Governance Committee; and Technical, Safety, Environment & Sustainability Committee)

Pucara Gold Ltd. (Chair of Audit Committee; member of Corporate Governance & Nomination Committee)

Sun Peak Metals Corp. (Chairman of the Board; Chair of Audit Committee)

2020 ANNUAL MEETING VOTING RESULTS:

For: 98.85%

Withheld: 1.15%

	Number of Shares of the Company Beneficially Owned, Controlled or Directed, Directly or Indirectly (1)
	Company Shares:	533,440
	Restricted Share Rights:	468,250
	Total “at-risk” market value:	C$9,686,342 (2)

David E. De Witt Age: 68 British Columbia, Canada	DIRECTOR SINCE: April 22, 2008 Independent	Committee Membership: Audit Committee (Chairman), Corporate Governance & Nominating Committee, Compensation Committee
Areas of Expertise: à Law à Mining and Exploration à Mergers and Acquisitions

★Chairman of the Board

Since October 2004, Mr. De Witt has been a co-founder and Chairman of Pathway Capital Ltd., a Vancouver-based private venture capital company. Mr. De Witt graduated with a BComm/LLB from the University of British Columbia in 1978 and practiced corporate, securities and mining law until his retirement from the practice of law in January 1997. He has held directorships in a number of public companies involved in the natural resource field and has experience in resource projects located in Latin America, North America and Asia.

PRINCIPAL OCCUPATION: Independent businessman; Chairman of Pathway Capital Ltd.

Other Public Company Directorships
and (Memberships):

Montage Gold Corp. (Corporate Governance & Nominating Committee)

Drummond Ventures Corp.

2020 ANNUAL MEETING VOTING RESULTS:

For: 98.57%

Withheld: 1.43%

	Number of Shares of the Company Beneficially Owned, Controlled or Directed, Directly or Indirectly (1)
	Company Shares:	911,466
	Restricted Share Rights:	106,666
	Total “at-risk” market value:	C$9,845,336 (2)

Andrew T. Swarthout Age: 69 Arizona, USA	DIRECTOR SINCE: March 23, 2009 Independent	Committee Membership: Audit Committee, Corporate Governance & Nominating Committee
Areas of Expertise: à Mining and Exploration à Mergers and Acquisitions à Executive Management à Finance and Capital Markets

Mr. Swarthout was the Executive Chairman of Bear Creek Mining Corporation, a mining company, from October 2017 to May 2020. He has been a Director of Bear Creek Mining Corporation since 2003 and was its Chief Executive Officer from 2003 to September 2017. He was also its President until February 2011 and then again from August 2013 to September 2017. Mr. Swarthout was a Director of Rio Cristal Resources Corporation from December 2006 to September 2013 and he was a Director of Esperanza Resources Corp. from May 2012 to August 2013 (when it was acquired by Alamos Gold Inc.). Formerly he was an officer and member of the management committee of Southern Peru Copper Corporation from 1995 to 2000 where he participated in decision making during a dynamic period of corporate expansions, financing and project development. Mr. Swarthout graduated in 1974 from the University of Arizona with a Bachelor of Geosciences degree and he is a Professional Geologist.

PRINCIPAL OCCUPATION: Director of Bear Creek Mining Corporation
Other Public Company Directorships and (Memberships): Bear Creek Mining Corporation Pucara Gold Ltd. (Audit Committee) 2020 ANNUAL MEETING VOTING RESULTS: For: 98.73% Withheld: 1.27%	Number of Shares of the Company Beneficially Owned, Controlled or Directed, Directly or Indirectly (1)
	Company Shares:	49,666
	Restricted Share Rights:	85,000
	Total “at-risk” market value:	C$1,302,220 (2)

John P.A. Budreski Age: 62 British Columbia, Canada	DIRECTOR SINCE: June 11, 2009 Independent	Committee Membership: Audit Committee, Corporate Governance & Nominating Committee, Compensation Committee (Chairman)
Areas of Expertise: à Mining and Exploration à Banking and Finance à Mergers and Acquisitions

Mr. Budreski has been the Executive Chairman of Morien Resources Corp., a mining development company, since November 2018 and was its Chief Executive Officer and Chairman from November 2017 to November 2018 and its President and Chief Executive Officer from November 2012 to November 2017.  He has been the Executive Chairman of EnWave Corporation, an advanced technology company, since June 2014. Mr. Budreski was a Managing Director and a Vice Chairman with Cormark Securities Inc. from 2009 to 2012. He was the President and Chief Executive Officer of Orion Securities Inc. from 2005 to 2007. During the periods from February 2012 to October 2012 and from December 2007 to February 2009, Mr. Budreski was an independent businessman. Prior to this, he filled the roles of a Managing Director of Equity Capital Markets and Head of Investment Banking for Scotia Capital Inc. from March 1998 to February 2005 after starting out as a Managing Director of US Institutional Equity Group for Scotia Capital. He also held senior roles in investment banking and equity sales and trading for RBC Dominion Securities and worked for Toronto Dominion Bank. He holds an MBA from the University of Calgary and a Bachelor of Engineering from TUNS/Dalhousie.

PRINCIPAL OCCUPATION:

Executive Chairman of Morien Resources Corp;
Executive Chairman of EnWave Corporation

Other Public Company Directorships
and (Memberships):

Morien Resources Corp.

EnWave Corporation

NuLegacy Gold Corporation

2020 ANNUAL MEETING VOTING RESULTS:

For: 96.35%

Withheld: 3.65%

	Number of Shares of the Company Beneficially Owned, Controlled or Directed, Directly or Indirectly (1)
	Company Shares:	29,334
	Restricted Share Rights:	106,666
	Total “at-risk” market value:	C$1,315,120 (2)

Mary L. Little Age: 67 Colorado, USA	DIRECTOR SINCE: June 25, 2014 Independent	Committee Membership: Corporate Governance & Nominating Committee (Chair) and Compensation Committee
Areas of Expertise: à Mining and Exploration à Mergers and Acquisitions

Ms. Little has been an independent geological consultant since 2014. Formerly, she was a director, Chief Executive Officer, President and founder (from October 2003 to May 2014) of Mirasol Resources Ltd., a precious metals company focused on exploration in Latin America. Ms. Little became a director of Pure Energy Minerals Limited in March 2015 and a director of Tinka Resources Limited in April 2016. In May 2018, Ms. Little became a director of Capella Minerals Limited (formerly known as New Dimension Resources Ltd.) Her industry experience includes 15 years in Latin America with major mining companies Newmont Chile, Cyprus Amax and WMC Ltd., where she held management positions including Business Development Manager and Country Manager. Ms. Little has extensive experience in the exploration and evaluation of epithermal precious metals deposits, as well as porphyry and sediment-hosted mineral environments. Ms. Little has also served as trustee for the Society of Economic Geologists Foundation from 2010 to 2014. She holds a M.Sc. degree in Earth Sciences from the University of California and an MBA from the University of Colorado and is a Qualified Person under National Instrument 43-101.

PRINCIPAL OCCUPATION:

Independent geological consultant

Other Public Company Directorships
and (Memberships):

Pure Energy Minerals Limited (Audit Committee)
Tinka Resources Limited (Audit Committee)

Capella Minerals Limited

2020 ANNUAL MEETING VOTING RESULTS: For: 98.49% Withheld: 1.51%	Number of Shares of the Company Beneficially Owned, Controlled or Directed, Directly or Indirectly (1)
	Company Shares:	301,128
	Restricted Share Rights:	105,000
	Total “at-risk” market value:	C$3,927,258 (2)

Vera Kobalia Age: 39 British Columbia, Canada	DIRECTOR SINCE: June 15, 2018 Independent	Committee Membership: N/A
Areas of Expertise: à Public Policy and Government à Political Risk Assessment

Ms. Kobalia is currently an AsiaGlobal Fellow at the University of Hong Kong.  Formerly, she was an International Doing Business Advisor for the Australia Indonesia Partnership for Economic Governance in Jakarta, Indonesia from January 2016 to February 2018. From February to July 2015, she was the Deputy Chair of the Board for the Astana Expo 2017 National Company in Astana, Kazakhstan. From October 2012 to November 2013, Ms. Kobalia was Advisor to the President of Georgia on issues of economic and foreign policy in Tbilisi, Georgia. Prior to this appointment, she held the government position of Minister for the Ministry of Economy and Sustainable Development of Georgia in Tbilisi, Georgia for the period from June 2010 to October 2012. Ms. Kobalia has been a visiting lecturer at the European Academy of Diplomacy in Warsaw, Poland for the period from June 2015 to present. Ms. Kobalia is the founder of the “Coalition for Justice”, a non-profit organization which promotes the rights of internally displaced persons in Georgia through advocacy, education and research. She is fluent in English, Russian and Georgian and frequently speaks on public policy issues, fighting corruption in public and private institutions, sustainable development as economic growth tool and women leadership at international conferences and forums, including the Council of Europe’s World Forum for Democracy, the World Economic Forum, the Warsaw Security Forum and the International Transport Forum. She holds a diploma in Information Technology Management from the British Columbia Institute of Technology.

PRINCIPAL OCCUPATION: Government Advisor
Other Public Company Directorships and (Memberships): N/A 2020 ANNUAL MEETING VOTING RESULTS: For: 99.17% Withheld: 0.83%	Number of Shares of the Company Beneficially Owned, Controlled or Directed, Directly or Indirectly
	Company Shares:	3,000
	Restricted Share Rights:	57,333
	Total “at-risk” market value:	C$583,420 (2)

(1)	For details concerning Stock Options (as hereinafter defined in this Circular) held by each of the above persons and the year-end “at risk” value of their Stock Options, kindly refer to the specific disclosure contained within the “EXECUTIVE COMPENSATION” section of this Circular.
(2)	Based on the closing price of the Shares on the TSX on April 26, 2021 of C$9.67.

No proposed Director is to be elected under any arrangement or understanding between the proposed Director and any other person or company, except the Directors and Executive Officers of the Company acting solely in such capacity.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

To the knowledge of the Company, no proposed Director:

(a)	is, as at the date of this Circular, or has been, within 10 years before the date of this Circular, a Director, chief executive officer or chief financial officer of any company (including the Company) that:

i	was the subject, while the proposed Director was acting in the capacity as Director, chief executive officer or chief financial officer of such company, of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days; or

ii	was subject to a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days, that was issued after the proposed Director ceased to be a Director, chief executive officer or chief financial officer but which resulted from an event that occurred while the proposed Director was acting in the capacity as Director, chief executive officer or chief financial officer of such company; or

(b)	is, as at the date of this Circular, or has been within 10 years before the date of this Circular, a Director or executive officer of any company (including the Company) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(c)	has, within the 10 years before the date of this Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed Director; or

(d)	has been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(e)	has been subject to any penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to vote for a proposed Director;

other than John P.A. Budreski. Mr. Budreski became a director of Colossus Minerals Inc. (“Colossus”) in late March of 2014 pursuant to the terms of, and upon the completion of, a Court supervised restructuring. Prior to Mr. Budreski joining the Board of Colossus, Colossus had failed to file its requisite disclosure materials with the applicable regulatory bodies and, on April 29, 2014, the Ontario Securities Commission issued a cease trade order against Colossus. As of the date hereof, the cease trade order remains in effect.

Interlocking Directorships/Committee Appointments

Some of the Directors serve together on other public company Boards and committees, as follows:

Director	Other Public Company Boards	Other Public Company Board Committees
David Awram Andrew T. Swarthout	Pucara Gold Ltd. Pucara Gold Ltd.	Chair of the Audit Committee Member of the Audit Committee

Meeting Attendance

The table below presents the Director attendance at Board and committee meetings held during 2020. Directors attendance at the annual Shareholders’ meeting held each year is not mandatory, however, historically, a majority of the Directors have attended the Company’s annual Shareholder meetings. Non-committee member Directors also regularly attend Audit Committee meetings as guests.

Attendance Chart

Director	Board Meetings (2)		Audit Committee Meetings (1)		Corporate Governance & Nominating Committee Meetings		Compensation Committee Meetings
	#	%	#	%	#	%	#	%
Nolan Watson	7/7	100%	-	-	-	-	-	-
David Awram	7/7	100%	-	-	-	-	-	-
David E. De Witt	7/7	100%	4/4	100%	1/1	100%	1/1	100%
John P.A. Budreski (3)	6/7	86%	3/4	75%	1/1	100%	1/1	100%
Andrew T. Swarthout	7/7	100%	4/4	100%	1/1	100%	-	-
Mary L. Little	7/7	100%	-	-	1/1	100%	1/1	100%
Vera Kobalia	7/7	100%	-	-	-	-	-	-

(1)	The members of the Company’s Audit Committee (the “Audit Committee”) meet in camera with the Company’s auditors at each Audit Committee meeting.
(2)	Although the Board only met on a formal basis seven times in 2020, other matters to be considered by the Board were circulated to, discussed by and approved by the Board by consent resolution throughout 2020.
(3)	During 2020, Mr. Budreski was absent from one Board meeting and one Audit Committee (both of which meetings were held on the same day) due to medical reasons.

Appointment of Auditors

PricewaterhouseCoopers LLP, Chartered Professional Accountants (“PwC”), are the auditors of the Company. Accordingly, unless otherwise indicated, the persons designated as proxyholders in the accompanying form of proxy will vote the Shares represented by such form of proxy, properly executed, FOR the appointment of PwC as the auditors of the Company to hold office for the ensuing year at a remuneration to be fixed by the Directors.

PwC were first appointed as auditors of the Company on June 17, 2016 when, pursuant to National Instrument 51-102, Continuous Disclosure Obligations (“NI 51-102”), the Company requested that their former auditor, Deloitte LLP (“Deloitte”), Chartered Professional Accountants, resign as the Company’s auditor. Pursuant to Section 204(4) of the Business Corporations Act (British Columbia), the Directors of the Company were entitled to fill any casual vacancy in the office of the auditor and accordingly appointed PwC as the Company’s auditor in the place and stead of Deloitte until the close of the next Annual General Meeting of the Company. PwC were last approved by Shareholders at the 2020 Shareholder Meeting held on April 15, 2020. There were no “reportable events” including disagreements, unresolved issues and consultations, as defined in NI 51-102, between the Company and Deloitte or PwC and the resignation and the recommendation to appoint PwC was approved by the Audit Committee and the Board.

Other Matters

Management of the Company does not intend to introduce any other business at the Meeting and is not aware of any other matter to come before the Meeting other than as set forth in the Notice of Meeting. If any other business or amendments to the matters to be considered at the Meeting are properly brought before the Meeting, it is the intention of the persons named in the enclosed form of proxy to vote the Shares represented thereby in accordance with their best judgment on such matter.

General Proxy Information

Appointment of Proxyholder

The purpose of a proxy is to designate persons who will vote the proxy on behalf of a shareholder of the Company (a “Shareholder”) in accordance with the instructions given by the Shareholder in the proxy. The persons whose names are printed in the enclosed form of proxy are officers or Directors of the Company (the “Management Proxyholders”).

A Shareholder has the right to appoint a person other than a Management Proxyholder, to represent the Shareholder at the Meeting by striking out the names of the Management Proxyholders and by inserting the desired person’s name in the blank space provided or by executing a proxy in a form similar to the enclosed form. A proxyholder need not be a Shareholder.

Voting by Proxy

Only registered shareholders (“Registered Shareholders”) or duly appointed proxyholders are permitted to vote at the Meeting. Shares (as hereinafter defined) represented by a properly executed proxy will be voted for or against or be withheld from voting on each matter referred to in the Notice of Meeting in accordance with the instructions of the Shareholder on any ballot that may be called for and if the Shareholder specifies a choice with respect to any matter to be acted upon, the Shares will be voted accordingly.

If a Shareholder does not specify a choice and the Shareholder has appointed one of the Management Proxyholders as proxyholder, the Management Proxyholder will vote in favour of the matters specified in the Notice of Meeting and in favour of all other matters proposed by management at the Meeting.

The enclosed form of proxy also gives discretionary authority to the person named therein as proxyholder with respect to amendments or variations to matters identified in the Notice of Meeting and with respect to other matters which may properly come before the Meeting. At the date of this Circular, management of the Company knows of no such amendments, variations or other matters to come before the Meeting.

Completion and Return of Proxy

Completed forms of proxy must be deposited at the office of the Company’s registrar and transfer agent, Computershare Investor Services Inc., Proxy Department, 100 University Avenue, P.O. Box 4572, Toronto, Ontario, M5J 2Y1, not later than forty-eight (48) hours, excluding Saturdays, Sundays and holidays, prior to the time of the Meeting, unless the chairman of the Meeting elects to exercise his discretion to accept proxies received subsequently.

Non-Registered Holders

Only Registered Shareholders or the persons they appoint as their proxies are permitted to vote at the Meeting. Registered Shareholders are holders whose names appear on the Share register of the Company and are not held in the name of a brokerage firm, bank or trust company through which they purchased Shares. Whether or not you are able to attend the Meeting, Shareholders are requested to vote their proxy in accordance with the instructions on the proxy. Most Shareholders are “non-registered” Shareholders (“Non-Registered Shareholders”) because the Shares they own are not registered in their names but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased the Shares. Shares beneficially owned by a Non-Registered Shareholder are registered either: (i) in the name of an intermediary (an “Intermediary”) that the Non-Registered Shareholder deals with in respect of their shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans); or (ii) in the name of a clearing agency (such as The Canadian Depository for Securities Limited or The Depository Trust & Clearing Corporation) of which the Intermediary is a participant.

There are two kinds of beneficial owners: those who object to their name being made known to the issuers of securities which they own (called “OBOs” for Objecting Beneficial Owners) and those who do not object (called “NOBOs” for Non-Objecting Beneficial Owners).

Issuers can request and obtain a list of their NOBOs from Intermediaries via their transfer agents, pursuant to National Instrument 54-101— Communication with Beneficial Owners of Securities of a Reporting Issuer (“NI 54-101”) and issuers can use this NOBO list for distribution of proxy-related materials directly to NOBOs. The Company has decided to take advantage of those provisions of NI 54-101 that allow it to directly deliver proxy-related materials to its NOBOs. As a result, NOBOs can expect to receive a voting instruction form from the Company’s transfer agent, Computershare Investor Services Inc. (“Computershare”). These voting instruction forms are to be completed and returned to Computershare in the envelope provided or by facsimile. Computershare will tabulate the results of the voting instruction forms received from NOBOs and will provide appropriate instructions at the Meeting with respect to the Shares represented by voting instruction forms they receive. Alternatively, NOBOs may vote following the instructions on the voting instruction form, via the internet or by phone.

With respect to OBOs, in accordance with applicable securities law requirements, the Company will have distributed copies of the Notice of Meeting, this Circular, the form of proxy or voting instruction form and the supplemental mailing list request card (collectively, the “Meeting Materials”) to the clearing agencies and Intermediaries for distribution to Non-Registered Shareholders.

Intermediaries are required to forward the Meeting Materials to Non-Registered Shareholders unless a Non-Registered Shareholder has waived the right to receive them. Intermediaries often use service companies to forward the Meeting Materials to Non-Registered Shareholders. Generally, Non-Registered Shareholders who have not waived the right to receive Meeting Materials will either:

(a)	be given a voting instruction form which is not signed by the Intermediary and which, when properly completed and signed by the Non-Registered Shareholder and returned to the Intermediary or its service company, will constitute voting instructions (often called a “voting instruction form”) which the Intermediary must follow; or

(b)

be given a form of proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature), which is restricted as to the number of Shares beneficially owned by the Non-Registered Shareholder but which is otherwise not completed by the Intermediary. Because the Intermediary has already signed the form of proxy, this form of proxy is not required to be signed by the Non-Registered Shareholder when submitting the proxy. In this case, the Non-Registered Shareholder who wishes to submit a proxy should properly complete the form of proxy and deposit it with the Company, c/o Computershare Investor Services Inc., 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1.

In either case, the purpose of these procedures is to permit Non-Registered Shareholders to direct the voting of their Shares they beneficially own. In addition, under New York Stock Exchange (“NYSE”) rules, an Intermediary subject to the NYSE rules and who has not received specific voting instructions from the Non-Registered Shareholder may not vote the Shares in its discretion on behalf of such beneficial owner on “non-routine” proposals. “Routine” proposals typically include the ratification of the appointment of the Company’s independent registered chartered accountant. The approval of the number of Directors and the election of Directors, on the other hand, are each “non-routine” proposals. Should a Non-Registered Shareholder who receives one of the above forms wish to vote at the Meeting in person (or have another person attend and vote on behalf of the Non-Registered Shareholder), the Non-Registered Shareholder should strike out the persons named in the form of proxy and insert the Non-Registered Shareholder or such other person’s name in the blank space provided. Shares held by an Intermediary can only be voted by the Intermediary (for, withheld or against resolutions) upon the instructions of the Non-Registered Shareholder. Without specific instructions, Intermediaries are prohibited from voting Shares. In either case, Non-Registered Shareholders should carefully follow the instructions of their Intermediary, including those regarding when and where the proxy or voting instruction form is to be delivered.

If a Non-Registered Shareholder does not specify a choice and the Non-Registered Shareholder has appointed one of the Management Proxyholders as proxyholder, the Management Proxyholder will vote in favour of the matters specified in the Notice of Meeting and in favour of all other matters proposed by management at the Meeting.

A Non-Registered Shareholder may revoke a voting instruction form or a waiver of the right to receive Meeting Materials and to vote which has been given to an Intermediary at any time by written notice to the Intermediary provided that an Intermediary is not required to act on a revocation of a voting instruction form or of a waiver of the right to receive Meeting Materials and to vote which is not received by the Intermediary at least seven days prior to the Meeting.

These securityholder materials are being sent to both Registered Shareholders and Non-Registered Shareholders of the Company’s securities. If you are a Non-Registered Shareholder, and the Company or its agent has sent these materials directly to you, your name and address and information about your holdings of securities, have been obtained in accordance with applicable securities regulatory requirements from the Intermediary holding on your behalf. By choosing to send these materials to you directly, the Company (and not the Intermediary holding on your behalf) has assumed responsibility for (i) delivering these materials to you, and (ii) executing your proper voting instructions. Please return your voting instructions as specified in the request for voting instructions.

Revocability of Proxy

Any Registered Shareholder who has returned a proxy may revoke it at any time before it has been exercised. In addition to revocation in any other manner permitted by law, a Registered Shareholder, their attorney authorized in writing or, if the Registered Shareholder is a corporation, a corporation under its corporate seal or by an officer or attorney thereof duly authorized, may revoke a proxy by instrument in writing, including a proxy bearing a later date. The instrument revoking the proxy must be deposited at the registered office of the Company, at any time up to and including the last business day preceding the date of the Meeting, or any adjournment thereof, or with the chairman of the Meeting on the day of the Meeting. Only Registered Shareholders have the right to revoke a proxy. Non-Registered Shareholders who wish to change their vote must, at least seven days before the Meeting, arrange for their Intermediary to revoke the proxy on their behalf. Intermediaries may have different rules and procedures relating to proxy instructions and Non-Registered Shareholders should contact their Intermediary for additional information.

Voting at the Virtual Meeting

To proactively deal with the unprecedented public health impact of COVID-19, the Company will hold its Meeting in a virtual only format, which will be conducted via teleconference call. The Company believes that hosting a virtual meeting will increase participation by its Shareholders, as it will enable Shareholders to more easily attend the Meeting regardless of their geographic location. As was the case in 2020, Shareholders will again not be able to physically attend the Meeting. If the circumstances permit, the Company intends to return to a physical or hybrid meeting format (physical/virtual) for its 2022 annual meeting of Shareholders.

Only Registered Shareholders and duly appointed proxyholders may attend and vote at the Meeting. Registered Shareholders and duly appointed proxyholders who participate at the Meeting via the teleconference call will be able to listen to the Meeting, ask questions and vote, all in real time, provided they are connected to the call and comply with all of the requirements set out in this Circular. A Registered Shareholder or a Non-Registered Shareholder who has appointed themselves or a third-party proxyholder to represent them at the Meeting, will appear on a list of Shareholders prepared by Computershare, the transfer agent and registrar for the Meeting, who will be on the teleconference call and, prior to the commencement of the formal business Meeting, will be speaking with each Shareholder in attendance at the Meeting and will register their attendance and the voting for the Shares which they represent.

Non-Registered Shareholders who have not duly appointed themselves as proxyholders may attend the Meeting as guests. Guests will be able to listen to the Meeting, but will not be able to vote at the Meeting. This is because the transfer agent, Computershare, does not have a record of the Non-Registered Shareholders of the Company and, as a result, will have no knowledge of shareholdings or entitlement to vote, unless the Non-Registered Shareholder appoints her/him/itself as proxyholder.

If you are a Non-Registered Shareholder and wish to vote at the Meeting, you must (i) appoint yourself as proxyholder by inserting your own name in the space provided for appointing a proxyholder on the voting instruction form sent to you and follow all of the applicable instructions, including the deadline, provided by the Intermediary; and (ii) register with Computershare. See “Appointment of a Third Party as Proxy” below for additional information on how Non-Registered Shareholders can appoint themselves as proxyholder.

In order to streamline the Meeting process, the Company encourages Shareholders to vote in advance of the Meeting using the voting instruction form or the form of proxy mailed to them with the Meeting Materials. Shareholders wishing to attend the Meeting may continue to do so by dialing in to the teleconference call as follows:

Participant Toll-free (in Canada and the USA) Teleconference Number: 1-877-407-8291

Participant Toll (for holders outside of Canada and the USA) Teleconference Number: 1-201-689-8345

Meeting Number: 13716003

Only Registered Shareholders and duly appointed proxyholders will be able to vote in real time at the Meeting via teleconference call. Once dialed in, instructions will be provided. If you attend the Meeting via teleconference call, it is important that you call in early and remain connected for the duration of the Meeting in order to vote when balloting commences. It is your responsibility to ensure that you remain connected. The Meeting will begin promptly at 10:00 a.m. (Vancouver time) on June 11, 2021, unless otherwise adjourned or postponed. Computershare will be on the teleconference call as scrutineer for the Meeting and you should allow ample time for the check-in procedures which must take place with Computershare prior to the start of the Meeting.

Guests, including Non-Registered Shareholders who have not duly appointed themselves as proxyholder, can listen to the Meeting, but will not be able to vote.

Appointment of a Third Party as Proxy

The following applies to Non-Registered Shareholders (i.e. Beneficial Shareholders) who wish to appoint themselves as proxyholder to attend, ask questions and vote at the Meeting.

Shareholders who wish to appoint a third-party proxyholder to represent them at the Meeting must submit their proxy or voting instruction form (if applicable) prior to registering the proxyholder. Registering the proxyholder is an additional step once the holder has submitted his/her/its proxy or voting instruction form. Failure to register the proxyholder will result in the proxyholder not being able to participate in the Meeting. To register a proxyholder, Shareholders MUST visit https://www.computershare.com/Sandstorm by 10:00 a.m. (Vancouver time) on June 9, 2021 and provide Computershare with the proxyholder’s contact information, so that Computershare may provide the proxyholder with a passcode via email. Without a passcode, proxyholders will not be able to vote at the Meeting.

United States Non-Registered Shareholders: To attend and vote at the virtual Meeting, holders must first obtain a valid legal proxy from its broker, bank or other agent and then register in advance to attend the Meeting. Follow the instructions from the broker or bank included with the Meeting Materials, or contact the broker or bank to request a legal proxy form. After first obtaining a valid legal proxy from the broker, bank or other agent, to then register to attend the Meeting, holders must submit a copy of its legal proxy to Computershare. Requests for registration should be directed to: Computershare, 100 University Avenue 8th Floor, Toronto, Ontario, M5J 2Y1 OR Email at uslegalproxy@computershare.com. Requests for registration must be labeled as “Legal Proxy” and be received no later than 10:00 a.m. (Vancouver time) on June 9, 2021. Holders will receive a confirmation of registration by email. You may attend the Meeting and vote during the virtual Meeting. Please note that such holders are required to register the appointment at www.computershare.com/Sandstorm.

Notice and Access

In November 2012, the Canadian Securities Administrators announced the adoption of regulatory amendments to securities laws governing the delivery of proxy-related materials by public companies. As a result, public companies are now permitted to advise their Shareholders of the availability of all proxy-related materials on an easily-accessible website, rather than mailing physical copies of the materials.

The Company has decided to deliver the Meeting Materials to its Shareholders by posting the Meeting Materials on its website at www.sandstormgold.com. The Meeting Materials will be available on the Company’s website as of May 4, 2021 and will remain on the website for one full year thereafter. The Meeting Materials will also be available under the Company’s profile on SEDAR at www.sedar.com (Canada) or at www.sec.gov (United States) as of May 4, 2021.

Shareholders who wish to receive paper copies of the Meeting Materials may request copies from Kim Bergen at the Company by calling toll-free in North America at 1-866-584-0234, Extension # 232, or from outside North America by calling 778-945-0972, or by e-mail at info@sandstormgold.com. Meeting Materials will be sent to such Shareholders at no cost to them within three business days of their request, if such requests are made before the Meeting. Those Shareholders with existing instructions on their account to receive a paper copy of the Meeting Materials will receive a paper copy of the Meeting Materials.

Voting Securities and Principal Holders Thereof

The Company is authorized to issue an unlimited number of common shares without par value (the “Shares”), of which 194,569,950 Shares are issued and outstanding as of April 26, 2021. Persons who are Registered Shareholders at the close of business on April 26, 2021 will be entitled to receive notice of and vote at the Meeting and will be entitled to one vote for each Share held. The Company has only one class of shares.

To the knowledge of the Directors and executive officers of the Company, as of the date hereof, no person or company beneficially owns, or controls or directs, directly or indirectly, voting securities of the Company carrying 10% or more of the voting rights attached to any class of voting securities of the Company, except the following:

Name	No. of Shares Beneficially Owned, Controlled or Directed, Directly or Indirectly	Percentage of Outstanding Shares
Van Eck Associates Corporation (1)	19,502,248 (2)	10.02%

(1)	Van Eck Associates Corporation ("VEAC") is an investment manager as defined in National Instrument 62-103, The Early Warning System and Related Take-Over Bid and Insider Reporting Issues.

(2)	VEAC reported control over these Shares of the Company on their website as of April 23, 2021, which Shares are held in the exchange traded fund business unit over which VEAC has investment authority. VEAC is deemed to have control over, but not ownership of these Shares.

Executive Compensation

Named Executive Officers

For the purposes of the Executive Compensation section of this Circular, the following five individuals are referred to as the “Named Executive Officers” or “NEOs”:

Name	Title

Nolan Watson	President and Chief Executive Officer (“CEO”)

David Awram	Senior Executive Vice-President

Erfan Kazemi	Chief Financial Officer (“CFO”)

Tom Bruington	Executive Vice-President, Project Evaluation

George Darling	Senior Vice-President, Engineering

Compensation Discussion and Analysis

Compensation Program Overview

▶	Objectives of Compensation Program

The Company’s long-term corporate strategy is central to all of the Company’s business decisions, including around executive compensation. The Company’s compensation programs are designed to attract, motivate and retain high-caliber executives and align their interests with sustainable profitability and growth of the Company over the long-term in a manner which is fair and reasonable to the Shareholders.

▶	Compensation Philosophy

The following key principles guide the Company’s overall compensation philosophy:

(a)	compensation is determined on an individual basis by the need to attract and retain talented high-achievers;

(b)	calculating total compensation is set with reference to the market for similar jobs in similar locations;

(c)	an appropriate portion of total compensation is variable and linked to achievements, both individual and corporate;

(d)	internal equity is maintained such that individuals in similar jobs are treated fairly; and

(e)	the Company supports reasonable expenses in order that employees continuously maintain and enhance their skills.

▶	Compensation Goals

1	Attract, Hold and Inspire Key Talent — the compensation package meets the goal of attracting, holding and motivating key talent in a highly competitive mining environment through the following elements:

ì	a competitive cash compensation program, consisting of base salary and bonus, which is generally consistent with similar opportunities; and

ì	providing an opportunity to participate in the Company’s growth through Stock Options and Restricted Share Rights (as hereinafter defined in this Circular).

2	Alignment of Interest of Management with Interest of the Company’s Shareholders — the compensation package meets the goal of aligning the interests of management with the interest of the Company’s Shareholders through the following elements:

ì	the award of Stock Options and Restricted Share Rights, each of which aligns both the upside potential and the downside risk of returns. If the price of the Company’s Shares increases over time, both executives and Shareholders will benefit;

ì	staged vesting of both Stock Options and Restricted Share Rights (over a period of three years), each of which drives management to create long-term Shareholder value, rather than focusing on short-term increases. The vesting element also encourages executives to remain with the Company; and

ì	an executive Share ownership policy which requires that management (and the independent members of the Board) own a minimum number of Shares (please refer to the “Corporate Governance - Stock Ownership Guidelines Policy” portion of this Circular for full details).

▶	Compensation Risk Assessment and Governance

The Company’s Compensation Committee was formed in May 2015 and is responsible for reviewing the overall executive compensation program on an annual basis and considering the implications of the risks associated with the Company’s executive compensation policies, philosophy and practices. The Compensation Committee follows an overall compensation model which ensures that an adequate portion of overall compensation for the Named Executive Officers is “at risk” and only realized through the performance of the Company over both the short-term and long-term. Short-term incentive structures (i.e. annual performance-based cash incentives) are designed to include multiple elements so as to mitigate the risk of maximizing one component at the expense of another. Long-term components, such as the award of Restricted Share Rights or the grant of Stock Options, are all subject to three year vesting periods, thus reducing incentives on the part of executives to engage in any imprudent short-term risks. The realization of value from the long-term incentive component of the executive compensation program is entirely dependent upon long-term appreciation in Shareholder value. In addition to these structural components, the Compensation Committee also has regard to the fact that two of the Named Executive Officers are original founders of the Company and continue to retain significant personal shareholdings in the Company and therefore have a direct personal interest in the maximization of Shareholder value over the long-term. Additionally, the Company has adopted a number of policies and guidelines which further discourage inappropriate or excessive risk-taking and promote a culture of ownership among the Company’s senior executives, as outlined in the table below:

POLICY/GUIDELINE	APPLIES TO	HOW
Clawback Policy	The CEO, President, CFO, Controller, any Vice-President of the Company in charge of a principal business unit, division or function, and any other officer or person who performs a significant policy making function for the Company.	Applies in the event of a material restatement of the Company’s financial results as a result of material non-compliance with financial reporting requirements. The Clawback Policy applies to any incentive-based compensation (including cash and equity such as Stock Options and Restricted Share Rights, which is granted, earned or vested based wholly or in part upon the attainment of any “financial reporting measure”) paid to an Executive Officer (as defined in the Clawback Policy) during any of the three fiscal completed years immediately preceding the date the Company is required to restate its financial results.
Anti-Hedging Policy	All Directors, officers and employees of the Company or its subsidiaries or, to the extent practicable, any other person (or their associates) in a special relationship (within the meaning of applicable securities laws) with the Company.	The Company does not permit its executive officers, employees or Directors to hedge any of the equity compensation granted to them – i.e. the Anti-Hedging Policy prohibits directly or indirectly engaging in hedging against future declines in the market value of any securities of the Company through the purchase of financial instruments designed to offset such risk.
Stock Ownership Guidelines Policy	The CEO, CFO, Senior Executive Vice-President, Senior Vice-President of Corporate Development and the Executive Vice-President, Project Evaluation as well as each of the non-employee Directors.

Required to hold Shares/Restricted Share Rights (unexercised Stock Options, whether vested or not, do not apply) which are worth a specified multiple of their annual base salary (in the case of the NEO’s) or the cash annual retainer (in the case of the non-employee Directors). The applicable guideline level of Share ownership is expected to be satisfied by all of the Directors, excepting Vera Kobalia, by March 30, 2021. Vera Kobalia was elected to the Board at the 2018 Shareholder Meeting and thus will be expected to satisfy her applicable guideline level of Share ownership by June 15, 2023.

Aligns the financial interests of the Company’s NEOs and non-employee Directors with those of the Shareholders. See page 76 for details on the Stock Ownership Guidelines Policy.

Double Trigger vesting of equity upon change of control	All executives and employees of the Company who have been awarded equity-based compensation (i.e. Stock Options/Restricted Share Rights)	Stock Option/Restricted Share Rights awards are subject to double trigger vesting (i.e. change of control and subsequent termination without cause or with good reason).

Please refer to “Clawback Policy”, “Anti-Hedging Policy” and “Stock Ownership Guidelines Policy”, under “CORPORATE GOVERNANCE” in this Circular for additional details concerning these important policies.

There are no risks that have been identified in the Company’s compensation policies or practices that would reasonably be likely to have a material adverse effect on the Company.

Role of the Compensation Committee

The Compensation Committee was established by the Board to assist the Board in fulfilling its responsibilities relating to compensation matters, including the evaluation and approval of the Company’s compensation plans, policies and programs. The Compensation Committee ensures that the Company has an executive compensation plan that is both motivational and competitive so that it will attract, hold and inspire performance by executive officers and other members of senior management (collectively referred to under this heading only as, “Executive Management”) in a manner that will enhance the sustainable profitability and growth of the Company.

The members of the Compensation Committee are John P.A. Budreski (Chair), David E. De Witt and Mary L. Little, who are all independent as required under TSX/NYSE rules. The Compensation Committee requires members who possess the ability to exercise independent judgment and reasoning, are able to apply analytical and logical thinking, have knowledge of the competitive marketplace for executives and have experience with the objectives and purposes of compensation programs. All of these skills have been obtained through the combined business experiences of the members of the Compensation Committee, including experience with financial matters, human resources and management of public companies. The skills and experience of the individual members of the Compensation Committee enable the Compensation Committee to make the necessary decisions on the suitability of the Company’s compensation policies and practices.

In accordance with the Terms of Reference for the Compensation Committee, the Compensation Committee shall:

ì	meet at least one per year;

ì	review and recommend the compensation philosophy and guidelines for the Company, including considering the implications of the potential risks associated with the Company’s compensation policies and programs;

ì	lead the annual CEO review/evaluation process and recommend CEO compensation to the Board for approval and report the results of the process to the Board;

ì	in consultation with the CEO, review the CEO’s assessment of non-CEO Executive Management and fix the compensation of each member of non-CEO Executive Management for recommendation to the Board for approval;

ì	in consultation with the CEO, review and make recommendations to the Board for its approval: (i) all matters concerning incentive awards, compensation performance targets, perquisites and other remuneration matters with respect to Executive Management; (ii) benefit plans applicable to Executive Management; and (iii) any stock option plan, restricted share plan, performance share plan, or other similar equity-based plan and the granting/awarding of any amounts under such plans;

ì	review and recommend for approval any agreements providing for the payment of benefits following a change of control or severance of Executive Management following a termination of employment; and

ì	annually review the Directors’ compensation program and make any recommendations to the Board for approval.

The Compensation Committee has the authority to retain and receive advice from compensation consultants to carry out its duties, but to date has not determined it necessary to do so.

A copy of the Terms of Reference for the Compensation Committee may be accessed on the Company’s website at www.sandstormgold.com.

During 2020, the Compensation Committee reviewed the Company’s past and current compensation levels for executives in the context of practices in the current market and with reference to an array of companies with similar attributes, which companies were selected by the Compensation Committee as set out below under “Benchmarking” (the “2020 Combined Comparator Group”). The Compensation Committee made recommendations to the Board after reviewing these matters, discussing various factors with management, comparing compensation to the 2020 Combined Comparator Group, and receiving recommendations from the CEO with respect to 2021 annual base salaries and 2020 annual performance-based cash incentives and long-term incentive awards for the Company’s non-CEO executive officers. In making its recommendations to the Board, the Compensation Committee was satisfied that all recommendations complied with the Compensation Committee’s philosophy and guidelines.

▶	Role of the CEO in 2020 with the Compensation Committee

The CEO completed an annual review and assessment of each executive’s performance. Based on his evaluation, the CEO made a recommendation to the Compensation Committee on base salaries, cash bonuses and long-term incentive plan awards for each executive, which was taken into consideration by the Compensation Committee in completing its review and ultimate recommendations to the Board. While the CEO may make recommendations with respect to his own compensation, the ultimate recommendation for Board approval with respect to CEO compensation is made by the Compensation Committee in its sole discretion.

▶	Benchmarking

The Compensation Committee members believe that it is appropriate to establish compensation levels based in large part on benchmarking against similar companies. In this way, the Company can gauge if its compensation is competitive and reasonable. The Company uses a comparator group of publicly traded mining and royalty companies of similar size, as determined by market capitalization and complexity, to the Company and that are based in North America. The following table summarizes the 2020 Combined Comparator Group used for the purpose of determining 2021 annual base salaries and 2020 annual bonuses and equity-based compensation:

2020 Combined Comparator Group

Mining Companies		Royalty Companies
Coeur Mining, Inc.	New Gold Inc.	Alaris Equity Partners Inc. (1)
Dundee Precious Metals Inc.	Seabridge Gold Inc.	Altius Minerals Corporation
Eldorado Gold Corporation	Silvercorp Metals Inc.	Maverix Metals, Inc.
First Majestic Silver Corp.	SilverCrest Metals Inc.	Osisko Gold Royalties Ltd.
Fortuna Silver Mines Inc.	Teranga Gold Corporation	Royal Gold, Inc.
IAMGOLD Corporation	Torex Gold Resources Inc.	Triple Flag Precious Metals Corp. (2)
MAG Silver Corp.	Wesdome Gold Mines Ltd.
(1) This company was formerly a publicly traded corporation known as Alaris Royalty Corp.
(2) This company is a reporting issuer and has filed a prospectus on SEDAR containing the required compensation disclosure but is not yet traded on any stock exchange in North America.

Executive Compensation Elements

It is the compensation philosophy of the Company to provide a market-based total compensation package consisting of a blend of base salaries, cash bonuses and long-term equity incentives in the form of stock options (“Stock Options”) and/or restricted share rights (“Restricted Share Rights” or “RSRs”).

For the financial year ended December 31, 2020, the Company’s executive compensation program consisted of the following elements:

ì	base salary;

ì	annual performance-based cash incentives;

ì	equity compensation consisting of Restricted Share Rights;

ì	equity compensation consisting of Stock Options; and

ì	medical and other benefits.

The Company believes that the bonus, Stock Option and/or Restricted Share Rights components of compensation serve to further align the interests of management with the interests of the Shareholders.

The specific rationale and design of each of these elements are outlined in detail below:

Element of Compensation	Summary and Purpose of Element
Base Salary	Salaries form an essential element of the Company’s compensation mix as they are the first base measure to compare and remain competitive relative to peer groups. Base salaries are fixed and therefore not subject to uncertainty and are used as the base to determine other elements of compensation and benefits. The Compensation Committee will review the salaries of Named Executive Officers at least annually as part of their overall competitive market assessment. The Compensation Committee intends to recommend annual salary adjustments by December of each year for the 12-month period from January 1 to December 31 of the following year.
Annual Performance- Based Cash Incentives	Annual performance-based cash incentives are a variable component of compensation designed to reward the Company’s executives for maximizing annual operating performance, including in relation to the Company’s acquisition and growth initiatives. In recommending annual performance-based awards, the Compensation Committee considers that such bonus awards are intended to incentivize management during the year to take actions and make decisions within their control, and, as a result, the performance criteria do not include matters outside of the control of management, most notably commodity pricing. The Compensation Committee considers and reviews annual performance-based cash awards as part of its overall annual assessment of the Company and individual performance. The Compensation Committee intends to recommend awards by December of each year for the 12-month period from January 1 to December 31 of the current completed year.

Restricted Share Rights

The award of Restricted Share Rights under the Company’s Restricted Share plan (the “Restricted Share Plan”) is a variable and discretionary component of compensation intended to reward the Company’s executive officers for accretively growing the Company and increasing the value of the Shares. Awards of Restricted Share Rights seek to align the interests of management with the interests of the Company’s Shareholders through the possible increase in the price of the Shares over time. Restricted Share Rights always have a minimum vesting period of three years and are settled in Shares on vesting.

The Compensation Committee considers and reviews awards of Restricted Share Rights as part of its overall assessment of the Company and individual performance. If deemed appropriate in the circumstances, the Compensation Committee may recommend the award of Restricted Share Rights by December of each year for the 12-month period from January 1 to December 31 of the current completed year.

Stock Options

The granting of Stock Options under the Company’s Stock Option plan (the “Stock Option Plan”) is a variable and discretionary component of compensation intended to incentivize the Company’s executive officers to accretively grow the Company and increase the value of the Shares. Stock Option grants always have a term of five years with a minimum vesting period of three years attached.

The Compensation Committee considers and reviews the grant of Stock Options as part of its overall assessment of the Company and individual performance. If deemed appropriate in the circumstances, the Compensation Committee may recommend the grant of Stock Options by December of each year for the 12-month period from January 1 to December 31 of the current completed year.

Other Compensation (Perquisites)	The Company’s executive employee benefit program includes life, medical, dental and disability insurance, along with paid parking. Such benefits and perquisites are designed to be competitive overall with equivalent positions in comparable Canadian and United States organizations.

Total compensation, which is comprised of base salaries, bonuses, Stock Options and/or Restricted Share Rights awards, is generally set at the average compared to industry peers, typically with base salaries targeted at lower than average and variable elements (i.e. bonuses and Stock Options/Restricted Share Rights) targeted at higher than average.

The Company does not currently plan on making any significant changes to its compensation policies and practices in the next financial year.

The breakdown of each element of compensation of the CEO as a percentage of total compensation is reflected in the following pie chart for 2020:

Cash Bonus 0% Base Salary 20.2% Stock Options 79.8%

▶	Base Salary

In determining the base salary of a Named Executive Officer, the Compensation Committee considers the recommendations made annually by the CEO and reviews the remuneration paid to executives with similar titles (including the CEO) at a comparator group of companies in the marketplace, based on sector, market capitalization and complexity. In arriving at an overall subjective assessment of base salary to be paid to a particular executive officer, the Compensation Committee also considers the particular responsibilities of the position, the experience level of the executive officer, his/her past performance at the Company, the performance of the Company over the past year and an overall assessment of market, industry and economic conditions. As previously mentioned, base salaries are reviewed at least annually, typically by December of each year for the 12-month period from January 1 to December 31 of the following year.

Based on the average of comparable positions in the 2020 Combined Comparator Group utilized by the Company in December 2020 to establish the 2021 base salaries of its executives, the 2021 base salary established for: (i) each of the CEO (Mr. Watson), the Senior Executive Vice-President (Mr. Awram) and the CFO (Mr. Kazemi) was set within the “below average” range. The 2021 base salary established for the Executive Vice-President, Project Evaluation (Mr. Bruington) was set above the 75th percentile of comparative data from the 2020 Combined Comparator Group (mining peer group only) due to Mr. Bruington’s extensive experience in the technical evaluation of mineral assets, which is a key skill for the success of the Company. In the case of the Senior Vice-President, Engineering (Mr. Darling), his 2021 base salary was established in accordance with the contractual terms set forth in his employment agreement with the Company, resulting in it being set within the 75th percentile of comparative data from the 2020 Combined Comparator Group (mining peer group only).

The comparator group utilized with respect to the 2020 base salaries reported herein is disclosed in the Management Information Circular dated February 27, 2020 prepared for the Annual General and Special Shareholder Meeting held on April 15, 2020.

2020/2021 Base Salaries

Named Executive Officer	2020 Base ($) (1)	2021 Base ($) (1)	% Change
Nolan Watson	341,649	353,430	3.5%
Erfan Kazemi	259,182	270,963	4.6%
David Awram	290,598	298,452	2.7%
Tom Bruington	428,043	439,824	2.8%
George Darling	286,671	286,671	N/A

(1)	Canadian dollar values have been converted to United States Dollars for reporting purposes in the table above at the indicative exchange rate on December 31, 2020 as quoted by the Bank of Canada (“BofC”) of C$1.00 = US$0.7854.

▶	Annual Performance-Based Cash Incentives

As discussed above, in determining the annual cash bonus of a Named Executive Officer, the Compensation Committee considers the recommendations made by the CEO in assessing the Company and each Named Executive Officer’s personal performance over the past year, other than with respect to the CEO’s own compensation, which is determined by the Compensation Committee and ultimately approved by the Board. The Compensation Committee assesses the following Company performance indicators:

ì	The value and accretiveness of completed transactions is evaluated based on the total dollar amount of transactions completed during the year, the number of transactions and the overall value accretion to the Company as a result of those transactions, including such metrics as cash-flow per Share, reserves per Share and resources per Share. This performance indicator is critical to the success of the Company due to the Company’s unique business model and deal-driven nature.

ì	Relative Share performance is evaluated based on the Share price for the period January 1 to December 31, as compared to the share price of the companies comprising the applicable comparator group. The Compensation Committee believes this performance indicator aligns the interests of management to the interests of shareholders.

ì	Debt and equity financing(s) successfully completed during the financial year. The Compensation Committee believes this performance indicator may be an important element in the Company’s ability to successfully attract and close streaming transactions.

ì	Fiscal responsibility with respect to level of control and management of the Company’s general and administrative expenses for the relevant period.

The Compensation Committee also reviews the individual personal performance of each of the Named Executive Officers. Evaluation of personal performance factors is subjective and includes consideration of quality of work, effort undertaken and leadership abilities, among other factors. Other exceptional or unexpected factors that may be considered in the evaluation of a Named Executive Officer’s performance are subjective and not defined.

In taking into account the financial performance aspect, it is recognized that executive officers cannot control certain factors, such as interest rates and the international market for commodities such as gold. When applying the financial performance criteria, the Compensation Committee emphasizes factors over which the executive officers can exercise control, such as meeting budget targets, controlling costs, taking successful advantage of business opportunities and enhancing the competitive and business prospects of the Company. The general guideline weightings of each component of compensation considered by the Compensation Committee for 2020/2021 are set out in the chart below:

40%	Value and Accretiveness of Completed Transactions
30%	Relative Share Price Performance
20%	Debt & Equity Financings Completed
10%	General and Administrative Cost Control and ESG (as hereinafter defined) and Other Matters

For 2020, the Compensation Committee observed that, although there were worldwide economic and other challenges related to the ongoing COVID-19 pandemic, effective cost management and strength in the Company’s balance sheet remained key components of management’s strategy. With the Company’s available cash, plus incoming cash flow from operations and from the exercise of all of the Company’s remaining outstanding warrants in 2020, management was able to continue to pursue transactions on behalf of the Company, with the result that 2020 was another strong building year for the Company, during which it:

ì	monetized more than $40 million in non-core equity and debt investments;

ì	despite COVID-19 related temporary suspensions, the Company had record revenue and record cash flows from operating activities for the year ended December 31, 2020;

ì	repurchased approximately 3.7 million of its Shares during the first quarter of 2020 below $5 per Share pursuant to the Company’s Share buyback program;

ì	ended the year debt free with over $110 million in cash and record year-end market capitalization;

ì	was recognized in the TSX30, ranking as one of the top 30 performers on the TSX over a three-year period;

ì	was rated “A” by MSCI and ranked third in the global precious metal rankings by Sustainalytics

ì	uplisted its Shares from the NYSE American LLC to the New York Stock Exchange.

(collectively referred to in this Circular as the “2020 Corporate Achievements”).

The 2020 Corporate Achievements were accomplished as a direct result of the collective efforts and performance of the Company’s Named Executive Officers and their respective support teams.

As previously mentioned, typically annual cash bonus awards are made by December of each year for the 12-month period from January 1 to December 31 of the current completed year. In early December 2020, the Compensation Committee recommended, and the full Board approved, the award of a bonus to only one of the NEOs, being Mr. Kazemi (C$250,000). This cash bonus comprised a portion of the adjustment made to Mr. Kazemi’s total compensation package for 2020 in order to bring Mr. Kazemi’s total compensation package in parity with the annual total compensation package paid to David Awram for 2020.

The table below outlines NEO bonuses for 2020 expressed as a percentage of each NEO’s 2020 base salary:

2020 Bonuses

Named Executive Officer	2020 Base ($) (1)	2020 Bonus ($) (1)	% of 2020 Base Salary
Nolan Watson	341,649	-	-
Erfan Kazemi	259,182	196,350	76%
David Awram	290,598	-	-
Tom Bruington	428,043	-	-
George Darling	286,671	-	-

(1)	Canadian dollar values have been converted to United States Dollars for reporting purposes in the table above at the indicative exchange rate on December 31, 2020 as quoted by the BofC of C$1.00 = US$0.7854.

The Company’s compensation philosophy has been to target variable compensation bonuses at higher than average compared to the applicable comparator group. The only cash-based incentive awarded by the Company for fiscal 2020 to its Named Executive Officers based on similar positions at the 2020 Combined Comparator Group was to the CFO (Mr. Kazemi) and was set within the “below average” range. As noted above, Messrs. Watson, Awram, Bruington and Darling did not receive a cash bonus for 2020.

The Compensation Committee may exercise discretion either to award compensation absent attainment of the relevant performance goals or to reduce or increase the size of any proposed award or payout.

It was noted by the Compensation Committee that the total compensation package for Mr. Watson was set at the “below average” range compared to the 2020 Combined Comparator Group and was comprised of: (i) a “below average” base salary for 2021; (ii) zero cash bonus for 2020, and (iii) stock-based compensation for 2020 which is slightly below the 75th percentile. The Compensation Committee noted that the total compensation package for Mr. Awram was set at the “above average” range compared only to the mining company peer group portion of the 2020 Combined Comparator Group and was comprised of: (i) a “below average” base salary for 2021 (based upon COO data); (ii) zero cash bonus for 2020; and (iii) stock-based compensation for 2020 which is above the 75th percentile (also based upon COO data). They further noted that the total compensation package for Mr. Kazemi was set at slightly below the 75th percentile compared to the 2020 Combined Comparator Group and was comprised of: (i) a “below average” base salary for 2021; (ii) a “below average” bonus for 2020, and (iii) stock-based compensation for 2020 which is above the 75th percentile.

In the case of the Executive Vice-President, Project Evaluation (Mr. Bruington), his total compensation package was originally established in accordance with the contractual terms set forth in his employment agreement with the Company and was increased over time based upon his performance and extensive experience in the technical evaluation of mineral assets, which is a key skill for the success of the Company.

In the case of the Senior Vice-President, Engineering (Mr. Darling), his total compensation package was established in accordance with the contractual terms set forth in his employment agreement with the Company.

▶	Restricted Share Rights

Restricted Share Rights may be awarded under the Restricted Share Plan. The Restricted Share Plan provides that Restricted Share Rights may be granted to participants (as defined in the Restricted Share Plan) as a discretionary payment in consideration of past services to the Company. The purpose of the Restricted Share Plan is to advance the interests of the Company through the motivation, attraction and retention of such persons and to secure for the Company and the Shareholders the benefits inherent in the ownership of Shares by such persons, it being generally recognized that restricted share plans aid in attracting, retaining and encouraging such persons due to the opportunity offered to them to acquire a proprietary interest in the Company. The Restricted Share Plan has been and may be used in the future to provide Restricted Share Rights which are awarded based on the recommendations of the Compensation Committee of the Company, taking into account the level of responsibility of the executive as well as his or her past impact on or contribution to, and/or his or her ability in the future to have an impact on or to contribute to the longer-term operating performance of the Company. The quantum of individual Restricted Share Rights awards to each Named Executive Officer is based on a targeted value for the long-term incentive component of the overall compensation for each Named Executive Officer, which is then used to determine an actual number of Restricted Share Rights to be recommended (if deemed appropriate in the circumstances) to the Compensation Committee for approval and then recommended to the full Board, based on the fair market value of the Restricted Share Rights as of the date of award.

In early December 2020, the Compensation Committee recommended, and the full Board approved, the award of Restricted Share Rights to three of the five Named Executive Officers as a discretionary payment in consideration of services to the Company. Restricted Share Rights were not awarded to Mr. Watson and Mr. Awram, as the value of the equity compensation awarded by the Company to these two senior executives of the Company for 2020 was satisfied solely by the grant to them of Stock Options, the details of which are set forth below under “2020 Stock Option Awards”.

An aggregate of 90,000 Restricted Share Rights (representing approximately 0.05% of the issued and outstanding Shares at December 31, 2020) were awarded to three of the five Named Executive Officers, as follows:

2020 RSR Awards

Named Executive Officer	Number of RSRs Awarded (1)	Value ($) (2)
Nolan Watson	-	-
Erfan Kazemi	10,000	74,063
David Awram	-	-
Tom Bruington	50,000	370,316
George Darling	30,000	222,190

(1)	All of the above awards were effective December 4, 2020 at a deemed value of C$9.43 per RSR based upon the closing price of the Shares on the TSX on the award date.
(2)	Canadian dollar values have been converted to United States Dollars for reporting purposes in the table above at the indicative exchange rate on December 31, 2020 as quoted by the BofC of C$1.00 = US$0.7854.

These Restricted Share Rights all vest over a three-year period, the first one-third of which vests on the first anniversary of the date of the award. None of these awards were based, wholly or in part, upon the attainment of any specific “financial reporting measure” which would make such awards subject to recovery pursuant to the terms of the Company’s Clawback Policy. Financial reporting measures are those that are determined and presented in accordance with the accounting principles used in preparing the Company’s financial statements and any measures derived wholly or in part from such financial information.

Please refer to “Restricted Share Plan” under “SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS” in this Circular for additional details concerning the Restricted Share Plan.

▶	Stock Options

Stock Options may be granted pursuant to the Stock Option Plan. The Stock Option Plan is designed to advance the interests of the Company by encouraging eligible participants to have equity participation in the Company through the acquisition of Shares. The Stock Option Plan has been and may be used in the future to provide Stock Options which are granted based on the recommendations of the Compensation Committee of the Company, taking into account the level of responsibility of the executive as well as his or her past impact on or contribution to, and/or his or her ability in the future to have an impact on or to contribute to the longer-term operating performance of the Company. In determining the number of Stock Options to be granted to the Company’s executive officers, the Compensation Committee takes into account the number of Stock Options, if any, previously granted to each executive officer, and the exercise price of any outstanding Stock Options to ensure that such grants are in accordance with the policies of the TSX and to closely align the interests of the executive officers with the interests of the Shareholders. The quantum of individual Stock Option grants to each Named Executive Officer is based on a targeted value for the long-term incentive component of the overall compensation for each Named Executive Officer, which is then used to determine an actual number of Stock Options to be recommended (if deemed appropriate in the circumstances) to the Compensation Committee for approval and then recommended to the full Board, based on the fair market value of the Stock Options as of the date of grant.

In early December 2020, the Compensation Committee recommended, and the Board approved, the award of Stock Options to four of the five Named Executive Officers. Stock Options were not granted to Mr. Darling, as the value of the equity compensation awarded by the Company to Mr. Darling for 2020 (pursuant to the terms of his employment agreement with the Company) was satisfied solely by the award to him of Restricted Share Rights, the details of which are set forth above under “2020 RSR Awards”.

An aggregate of 2,350,000 Stock Options (representing approximately 1.2% of the issued and outstanding Shares at December 31, 2020) were awarded to four of the five Named Executive Officers, as follows:

2020 Stock Option Awards

Named Executive Officer	Number of Stock Options Awarded	Value ($) (1)
Nolan Watson	950,000	$1,350,495
Erfan Kazemi	486,000	$690,885
David Awram	650,000	$924,023
Tom Bruington	264,000	$375,296

(1)	All awards were effective December 4, 2020 at an exercise price of C$9.43, being the closing price of the Shares on the TSX on the award date. The Black-Scholes-Merton model is used as the methodology to calculate the grant date fair value (C$1.81) and relied on the following key assumptions and estimates for the 2020 calculations: grant date Share price and exercise price of C$9.43; expected stock price volatility 30.0%; risk free interest rate 0.20%; assumption of annual rate of dividends of 0.85%; and expected life of options of three years. Canadian dollar values have been converted to United States Dollars (C$1.81 = ~$1.4216) for reporting purposes in the table above at the indicative exchange rate on December 31, 2020 as quoted by the BofC of C$1.00 = US$0.7854.

These Stock Options all vest annually over a three-year period, the first one-third of which vests on the first anniversary of the date of the grant. None of these grants were based, wholly or in part, upon the attainment of any “financial reporting measure” which would make such grants subject to recovery pursuant to the terms of the Company’s Clawback Policy.

The Company’s compensation philosophy is to target variable compensation in the form of Stock Options/Restricted Share Rights at higher than average compared to the applicable comparator group and, accordingly, equity compensation awarded by the Company for fiscal 2020 to its Named Executive Officers based on similar positions at the 2020 Combined Comparator Group was set within the slightly above or slightly below 75th percentile range for each of the CEO (Mr. Watson), the Executive Vice-President (Mr. Awram) and the CFO (Mr. Kazemi). In the case of the Executive Vice-President, Project Evaluation (Mr. Bruington), equity compensation awarded by the Company for fiscal 2020 to Mr. Bruington based on similar positions at the 2020 Combined Comparator Group was set well above the 75th percentile range.

Although no Stock Options were granted to the Vice-President, Engineering (Mr. Darling) for fiscal 2020, in accordance with the terms of his employment agreement with the Company he was granted 30,000 Restricted Share Rights as disclosed above.

Please refer to “Stock Option Plan” under “SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS” in this Circular for additional details concerning the Stock Option Plan.

▶	Other Compensation — Perquisites

During the financial year ended December 31, 2020, none of the Named Executive Officers received any perquisites which in the aggregate were greater than C$50,000 or 10% of the respective Named Executive Officer’s salary.

The Company does not have any other long-term incentive plans, including any supplemental executive retirement plans.

▶	Performance Graph

The following graph compares our total Shareholder return to the capital markets for the past five years ending December 31, 2020. It shows the change in value of C$100 invested in the Shares on December 31, 2015 compared to C$100 invested in the S&P/TSX Composite Index and the S&P/TSX Global Gold Index for the same period, assuming the reinvestment of all dividends.

 Sandstorm Gold Ltd. S&P/TSX Composite Index S&P/TSX Global Gold Index 2015 2016 2017 2018 2019 2020 $300.00 $250.00 $200.00 $150.00 $100.00 $50.00 $30.00

(in C$)	2015	2016	2017	2018	2019	2020
Sandstorm Gold Ltd.	$100.00	$146.39	$174.44	$175.56	$269.17	$253.33
S&P/TSX Composite Index	$100.00	$121.08	$132.09	$120.36	$147.89	$156.17
S&P/TSX Global Gold Index	$100.00	$150.95	$152.99	$147.72	$208.74	$254.87

Since 2012, the Company has provided significant growth for its Shareholders, although that growth was tempered in 2013 due to sharp declines in the price of gold which resulted in capital exiting the gold sector, driving equity prices down. 2014 was another challenging year for the gold sector and the Company’s total Shareholder return performance continued to weaken in conjunction with the overall weakness in the gold equity market. In 2015, the Company’s stock price outperformed its mining peer group by 7% and outperformed its royalty peer group by 3%. In 2016, the Company’s stock price was comparable to its mining peer group and outperformed its royalty peer group by 20%. In 2017, the Company’s stock price outperformed its mining peer group by 25% and outperformed its royalty peer group by 20%. In 2018, the Company’s stock price outperformed its mining peer group by greater than 20% and outperformed its royalty peer group by 12%. In 2019, the Company’s stock price outperformed its mining peer group by greater than 30% and outperformed its royalty peer group by greater than 60%. In 2020, the Company’s stock price underperformed its mining peer group by 46%, but outperformed its royalty peer group by 12%.

The Company has continued to focus on operating in an efficient, cost effective manner and, due to the implementation of cost reduction initiatives, achieved an 12% decrease in its administrative expenses for 2016. Although the Company’s compensation to its Named Executive Officers initially increased over the five year period to reflect the Company’s growing business and increased complexities of its executive positions, salary levels remained fairly flat from 2012 for most of the executives and aggregate compensation to the Company’s Named Executive Officers; for 2013 - 2015 salary levels were lower than that of the comparator groups, reflective of the Company’s Share price performance in 2013 – 2015. The 2016 and 2017 salary levels for each of the Named Executive Officers (excepting Mr. Bruington) were based on the average of comparable positions in the 2015 comparator group and 2016 comparator group, respectively, utilized by the Company in December 2015 and December 2016, to establish the 2016 and 2017 base salaries of its executives. In December 2017, the 2018 salary levels set for the Named Executive Officers (excepting for Mr. Bruington) were in the below average to average range compared to comparable positions in the 2017 Combined Comparator Group. In December 2018, the 2019 salary levels set for the Named Executive Officers (excepting Mr. Bruington) were in the below average range compared to comparable positions in the 2018 combined comparator group. In November 2019, the 2020 salary levels set for the Named Executive Officers (excepting Mr. Bruington) were in the below average range compared to comparable positions in the 2019 Combined Comparator Group. As discussed in this Circular, in December 2020, the 2021 salary levels set for the Named Executive Officers (excepting Mr. Bruington and Mr. Darling) were in the “below average” range compared to comparable positions in the 2020 Combined Comparator Group.

While Share price is an important factor in the Company’s target performance, the Compensation Committee recognizes that management has no ability to influence commodity prices (which have a significant impact on the Company’s Share price performance) and therefore does not place undue emphasis on Share price performance in its evaluation of NEO performance. Other factors play a more significant role in the determination of executive compensation, including the actions and decisions by management which support overall business strategy and operation of the Company’s business.

If Share Price Declines, Executive Pay Declines	The Company’s Share price performance does, however, have a significant impact on each of the NEO’s net realizable pay. A significant portion of NEO compensation is paid in long-term incentive plan awards (i.e. 79.8% of the CEO’s total compensation in 2020), the value of which will vary depending on the Share price performance of the Company since declines in the Company’s Share price performance have a direct impact on the value of Restricted Share Rights held by the Named Executive Officers and the in-the-money value of their outstanding Stock Options.

Executive Compensation Details

Summary Compensation Table

The following table is presented in accordance with National Instrument Form 51-102F6, Statement of Executive Compensation, and sets forth all annual and long-term compensation for services in all capacities to the Company for the three most recently completed financial years of the Company, being the periods ended December 31, 2018, December 31, 2019 and December 31, 2020 in respect of each of the Named Executive Officers:

Name and Principal Position	Year	Salary (1)	Share-Based Awards (2)	Option-Based Awards (9)	Non-Equity Incentive Plan Compensation		Pension Value	All Other Compensation	Total Compensation
					Annual (1) (3)	Long-term
Nolan Watson (4) CEO	2020	$341,649	NIL	$1,350,495	NIL	NIL	NIL	NIL	$1,692,144
	2019	$317,199	$499,642	$873,529	$615,920	NIL	NIL	NIL	$2,306,289
	2018	$293,200	$186,592	$1,143,480	$205,240	NIL	NIL	NIL	$1,828,512
Erfan Kazemi (5) CFO	2020	$259,182	$74,063	$690,885	$196,350	NIL	NIL	NIL	$1,220,480
	2019	$238,669	$205,332	$281,783	$346,455	NIL	NIL	NIL	$1,072,240
	2018	$219,900	$151,878	$369,432	$219,900	NIL	NIL	NIL	$961,110
David Awram (6) Sr. Executive VP (“SEVP”)	2020	$290,598	NIL	$924,023	NIL	NIL	NIL	NIL	$1,214,621
	2019	$277,549	$410,665	$394,497	$384,950	NIL	NIL	NIL	$1,467,660
	2018	$256,550	$216,968	$677,292	$164,925	NIL	NIL	NIL	$1,315,735
Tom Bruington (7) Executive VP, Project Evaluation (“EVP-PE”)	2020	$428,043	$370,316	$375,296	NIL	NIL	NIL	NIL	$1,173,655
	2019	$408,047	$369,598	$371,954	NIL	NIL	NIL	NIL	$1,149,599
	2018	$377,495	$173,574	$439,800	NIL	NIL	NIL	NIL	$990,869
George Darling (8) Sr. VP, Engineering (“SVP-ENG”)	2020	$286,671	$222,190	NIL	NIL	NIL	NIL	$18,850	$527,710
	2019	$274,854	$205,332	NIL	NIL	NIL	NIL	$18,478	$498,664
	2018	$213,792	$382,179	NIL	NIL	NIL	NIL	$14,660	$610,631

(1)	Salaries and bonuses for the Named Executive Officers are paid in Canadian Dollars and converted to United States Dollars for reporting purposes in these columns in the Summary Compensation Table above: for the financial year ended December 31, 2018 at the noon exchange rate on December 31, 2018 as quoted by the BofC of C$1.00 = US$0.7330; for the financial year ended December 31, 2019 at the indicative exchange rate on December 31, 2019 as quoted by the BofC of C$1.00 = US$0.7699; and for the financial year ended December 31, 2020 at the indicative exchange rate on December 31, 2020 as quoted by the BofC of C$1.00 = US$0.7854.

(2)	The dollar amounts in this column for the financial years ended December 31, 2018, 2019 and 2020 represent Restricted Share Rights which were granted by the Company during the years in question. The amounts are calculated by multiplying the award date fair value of the Restricted Share Rights of C$5.92 (December 2018), C$8.89 (November 2019) and C$9.43 (December 2020) (being the respective closing prices of the Shares on the TSX on the award dates) by the number of Restricted Share Rights awarded and have been converted to United States Dollars for reporting purposes in the Summary Compensation Table above at the noon exchange rate as quoted by the BofC on the last business day in December of C$1.00 – US$0.7330 (for 2018), at the indicative exchange rate as quoted by the BofC on the last business day in December of C$1.00 – US$0.7699 (for 2019), and at the indicative exchange rate as quoted by the BofC on the last business day in December of C$1.00 – US$0.7854 (for 2020) respectively. This methodology is consistent with the Company’s financial statements.

(3)	The amounts in this column were paid by the Company as annual cash bonuses in respect of the financial year noted.

(4)	Mr. Watson became a Director of the Company on September 12, 2008 and its President and CEO on September 23, 2008. Mr. Watson is an employee of the Company and he does not receive any additional compensation for his role as a Director.

(5)	Mr. Kazemi was appointed as the CFO of the Company on August 15, 2011. Mr. Kazemi is an employee of the Company.

(6)	Mr. Awram became a Director of the Company on March 23, 2007 and its Executive Vice-President on July 23, 2009. Mr. Awram is an employee of the Company and he does not receive any additional compensation for his role as a Director.

(7)	Mr. Bruington became an employee of the Company on January 15, 2013 and assumed the role of Executive Vice-President, Project Evaluation for the Company.

(8)	Mr. Darling became an employee of the Company on March 5, 2018 and assumed the role of Senior Vice-President, Engineering of the Company. The figures in the “All Other Compensation” column above for Mr. Darling for 2018, 2019 and 2020 are a housing allowance paid to Mr. Darling pursuant to the terms of his employment contract with the Company.

(9)	The Black-Scholes-Merton model is used as the methodology to calculate the grant date fair value (C$1.81 or $1.42 per option) and relied on the following key assumptions and estimates for the 2020 calculations: grant date Share price and exercise price of C$9.43; expected stock price volatility 30.0%; risk free interest rate 0.20%; assumption of annual rate of dividends of 0.85%; and expected life of options of three years. The Company chose this methodology as it is the standard for companies in Canada and has been consistently applied by the Company for valuing option-based awards granted by the Company since 2007. Canadian dollar values have been converted to United States Dollars for reporting purposes in this column at the noon exchange rate as quoted by the BofC on the last business day in December of C$1.00 = US$0.7330 (for 2018) and at the indicative exchange rate as quoted by the BofC on the last business day in December of C$1.00 – US$0.7699 (for 2019), and at the indicative exchange rate as quoted by the BofC on the last business day in December of C$1.00 – US$0.7854 (for 2020), respectively. This methodology is consistent with the Company’s financial statements.

Incentive Plan Awards

The Company does not have any incentive plans, pursuant to which compensation that depends on achieving certain performance goals or similar conditions within a specified period is awarded, earned, paid or payable to the Named Executive Officer(s) except as follows:

►	Outstanding Share-Based Awards and Option-Based Awards

The following table sets forth information concerning all share-based and option-based awards outstanding at the end of the most recently completed financial year (December 31, 2020), including awards granted before the most recently completed financial year, to each of the Named Executive Officers.

Name	Option-Based Awards				Share-Based Awards
	Number of Securities Underlying Unexercised Options	Exercise Price (1)	Option Expiration Date	Value of Unexercised In-The-Money Options (2) (6)	Number of Shares or Units of Shares That Have Not Vested (3)	Market or Payout Value of Share- Based Awards That Have Not Vested (4) (6)	Market or Payout Value of Vested Share-Based Awards not paid out or distributed (4) (5) (6)
Nolan Watson CEO	210,000	C$5.50	Dec 5, 2022	$597,061	62,999	$451,252	$2,165,573
	1,300,000	C$5.92	Dec 13, 2023	$3,267,264
	620,000	C$8.89	Nov. 29, 2024	$111,998
	950,000	C$9.43	Dec. 4, 2025	NIL
Erfan Kazemi CFO	105,000	C$4.96	Dec 12, 2021	$343,063	41,666	$298,447	$1,409,892
	100,000	C$5.50	Dec 5, 2022	$284,315
	420,000	C$5.92	Dec 13, 2023	$1,055,578
	200,000	C$8.89	Nov. 29, 2024	$36,128
	486,000	C$9.43	Dec. 4, 2025	NIL
David Awram SEVP	300,000	C$4.96	Dec 12, 2021	$980,179	56,666	$405,890	$2,948,114
	160,000	C$5.50	Dec 5, 2022	$454,904
	770,000	C$5.92	Dec 13, 2023	$1,935,226
	280,000	C$8.89	Nov. 29, 2024	$50,580
	650,000	C$9.43	Dec. 4, 2025	NIL
Tom Bruington EVP-PE	225,000	C$4.96	Dec 12, 2021	$735,134	99,333	$711,507	$1,251,113
	225,000	C$5.50	Dec 5, 2022	$639,708
	500,000	C$5.92	Dec 13, 2023	$1,256,640
	264,000	C$8.89	Nov. 29, 2024	$47,690
	264,000	C$9.43	Dec. 4, 2025	NIL
George Darling SVP-ENG	N/A				79,333	$568,250	N/A

(1)	The exercise price per Share of Stock Options is set in Canadian dollars because that is the currency in which the Shares trade on the TSX.

(2)	Calculated using the closing price of the Shares on the TSX on December 31, 2020, of C$9.12 and subtracting the exercise price of the in-the-money Stock Options. These Stock Options have not been, and may never be, exercised and actual gains, if any, on exercise will depend on the value of the Shares on the date of exercise.

(3)	This column reflects Restricted Share Rights for which the restricted periods had not yet expired (and had not been deferred) as of December 31, 2020 and, as such, these Restricted Share Rights remain unvested.

(4)	The figures in this column are calculated using the closing price of the Shares on the TSX on December 31, 2020 of C$9.12.

(5)	This column reflects the value of Restricted Share Rights for which restricted periods were scheduled to expire during 2020 where, in accordance with the terms of the plan, the recipient has irrevocably elected to postpone the expiry of the applicable restricted period and thus defer vesting and receipt of their entitlement to receive such Restricted Share Rights (and accordingly, the underlying Shares) to a later date beyond December 31, 2020 as follows:

Mr. Watson elected to defer receipt of an aggregate of 302,334 Restricted Share Rights for which restricted periods were scheduled to expire on certain dates in November and December 2020 until a date in May 2021.
Mr. Kazemi elected to defer receipt of an aggregate of 196,834 Restricted Share Rights for which restricted periods were scheduled to expire on certain dates in November and December of 2020 until certain dates in August, November and December of 2021.
Mr. Awram elected to defer receipt of an aggregate of 411,584 Restricted Share Rights for which restricted periods were scheduled to expire on certain dates in November and December of 2020 until certain dates in June, November and December of 2021.
Mr. Bruington elected to defer receipt of an aggregate of 174,667 Restricted Share Rights for which restricted periods were scheduled to expire on certain dates in November and December of 2020 until certain dates in November and December of 2021.
Mr. Darling did not elect to defer receipt of any Restricted Share Rights for which restricted periods were scheduled to expire in 2020.

(6)	Canadian dollar values have been converted to United States Dollars for reporting purposes in the table above at the indicative exchange rate on December 31, 2020 as quoted by the BofC of C$1.00 = US$0.7854.

►	Value Vested Or Earned During The Year

The value vested or earned during the most recently completed financial year (December 31, 2020) of incentive plan awards granted to Named Executive Officers are as follows:

NEO Name	Option-Based Awards Value Vested (1) (6)	Share-Based Awards Value Vested (2) (6)	Non-Equity Incentive Plan Compensation Value Earned
Nolan Watson CEO	$1,375,418	N/A	N/A
Erfan Kazemi CFO	$480,769	$56,486 (3)	N/A
David Awram SEVP	$842,027	N/A	N/A
Tom Bruington EVP-PE	$696,318	$217,281 (4)	N/A
George Darling SVP-ENG	N/A	$322,613 (5)	N/A

(1)	This amount is the dollar value that would have been realized if the Stock Options had been exercised on the vesting date(s). Calculated using the closing price of the Shares on the TSX on November 30, 2020 of $9.46, December 7, 2020 of C$9.83 and December 14, 2020 of C$8.99, being the dates on which Stock Options vested during the year ended December 31, 2020 and subtracting the exercise price of the in-the-money Stock Options. Other than certain vested Stock Options exercised by each of Messrs. Watson, Awram and Bruington in 2020, these Stock Options have not been, and may never be, exercised and actual gains, if any, on exercise, will depend on the value of the Shares on the date of exercise.

(2)	This column does not include the value of Restricted Share Rights for which restricted periods were scheduled to expire during 2020 where, in accordance with the terms of the plan, the recipient irrevocably elected to postpone the expiry of the applicable restricted periods and thus deferred receipt of their entitlement to receive such Restricted Share Rights (and accordingly, the underlying Shares) to a later date beyond December 31, 2020. Please refer to footnote (5) to the "Outstanding Share-Based Awards and Option-Based Awards" table above for details of deferral elections by Named Executive Officers during 2020.

(3)	This amount is the deemed dollar value realized by the NEO upon vesting of Restricted Share Rights during 2020, calculated by multiplying the number of underlying Shares (8,000) received by the NEO by the closing price of the Shares on the TSX on the date of issuance of such Shares, being C$8.99 on December 14, 2020.

(4)	This amount is the deemed dollar value realized by the NEO upon vesting of Restricted Share Rights during 2020, calculated by multiplying the number of underlying Shares (27,500) received by the NEO by the closing price of the Shares on the TSX on the date of issuance of such Shares, being C$10.06 on November 13, 2020.

(5)	This amount is the deemed dollar value realized by the NEO upon vesting of Restricted Share Rights during 2020, calculated by multiplying the number of underlying Shares (39,333) received by the NEO by the closing prices of the Shares on the TSX on the dates of issuance of such Shares, being C$12.65 on June 29, 2020 (as to 14,333 Shares), C$9.46 on November 30, 2020 (as to 10,000 Shares) and C$8.99 on December 14, 2020 (as to 15,000 Shares).

(6)	Canadian dollar values have been converted to United States Dollars for reporting purposes in the table above at the indicative exchange rate on December 31, 2020 as quoted by the BofC of C$1.00 = US$0.7854.

Pension Plan Benefits

The Company and its subsidiaries do not have a pension plan that provides for payments or benefits to the Named Executive Officers at, following, or in connection with retirement. The Company and its subsidiaries have no defined benefit or actuarial plans.

Termination of Employment, Change in Responsibilities and Employment Contracts

Change of Control Payouts are Based Upon Double Trigger

Other than as set forth below, the Company and its subsidiaries have no contract, agreement, plan or arrangement that provides for payments to a Named Executive Officer following or in connection with any termination (whether voluntary, involuntary or constructive), resignation, retirement, a change of control of the Company or its subsidiaries or a change in responsibilities of the NEO following a change of control.

The Company has entered into an employment agreement with each of the Named Executive Officers. The following is a summary only and is qualified in its entirety by reference to the terms and conditions of the respective executive employment agreements and the applicable terms and conditions of the Stock Option Plan and the Restricted Share Plan.

►	For the purposes of this section of the Circular:

1	“Change of Control” means: (a) a consolidation, reorganization, amalgamation, merger, acquisition or other business combination (or a plan of arrangement in connection with any of the foregoing), other than solely involving the Company and any one or more of its affiliates, with respect to which all or substantially all of the persons who were the beneficial owners of the Shares and other securities of the Company immediately prior to such consolidation, reorganization, amalgamation, merger, acquisition, business combination or plan of arrangement do not, following the completion of such consolidation, reorganization, amalgamation, merger, acquisition, business combination or plan of arrangement, beneficially own, directly or indirectly, more than 50% of the resulting voting rights (on a fully-diluted basis) of the Company or its successor; (b) the sale, exchange or other disposition to a person other than an affiliate of the Company of all, or substantially all, of the Company's assets; (c) a resolution is adopted to wind-up, dissolve or liquidate the Company; (d) a change in the composition of the Board, which occurs at a single meeting of Shareholders or upon the execution of a Shareholders' resolution, such that individuals who are members of the Board immediately prior to such meeting or resolution cease to constitute a majority of the Board, without the Board, as constituted immediately prior to such meeting or resolution, having approved of such change; or (e) any person, entity or group of persons or entities acting jointly or in concert (an "Acquiror") acquires or acquires control (including, without limitation, the right to vote or direct the voting) of Voting Securities of the Company which, when added to the Voting Securities owned of record or beneficially by the Acquiror or which the Acquiror has the right to vote or in respect of which the Acquiror has the right to direct the voting, would entitle the Acquiror and/or associates and/or affiliates of the Acquiror to cast or to direct the casting of 20% or more of the votes attached to all of the Company's outstanding Voting Securities which may be cast to elect directors of the Company or the successor corporation (regardless of whether a meeting has been called to elect Directors); and

2	“Event of Termination” includes: (a) the NEO's employment with the Company is terminated by the Company without cause; (b) an adverse change by the Company in the NEO's position, duties, responsibilities, title or office from those which were in effect immediately prior to the Change of Control, including the NEO no longer holding that office of the ultimate parent company following the Change of Control; (c) the good faith determination by the NEO that, as a result of the Change in Control or any action or event thereafter, the NEO's status or responsibility within the Company has been diminished or that the NEO is effectively being prevented from carrying out his duties and responsibilities as they existed immediately prior to the Change of Control; (d) a decrease in the NEO's base salary or a material decrease in the NEO's incentive bonus, benefits, stock based compensation, vacation or other compensation; (e) a relocation of the NEO's principal place of employment or the Company's head office to outside the Greater Vancouver Regional District; (f) the Company taking any action to deprive the NEO of any material fringe benefit not mentioned above and enjoyed by him immediately prior to the Change in Control, or the Company failing to increase or improve such material fringe benefit on a basis consistent with increases or improvements granted generally to the Company's other senior executives; (g) any material breach by the Company of any provision of this Agreement; or (h) any action or event that would constitute a constructive dismissal of the NEO at common law.

Each of the Named Executive Officers (with the exception of George Darling) have “double trigger” Change of Control provisions in their applicable employment agreements, meaning that, if a Change of Control and an Event of Termination occurs within the 12-month period immediately following the Change of Control, then certain payments must be made by the Company to the affected NEO and all their equity-based compensation will fully vest. Mr. Darling does not have a Change of Control provision in his employment agreement.

►	Agreements with Nolan Watson (President and CEO), David Awram (Senior Executive Vice-President) and Erfan Kazemi (CFO)

The Company has entered into employment agreements with each of Nolan Watson, David Awram and Erfan Kazemi (the “Watson Agreement”, the “Awram Agreement”, the “Kazemi Agreement”, or, collectively, the “Agreements” in this section, as the case may be). Each Agreement provides for a base salary (the “Base Salary”) to each of the executives. In addition, the executives are eligible to participate in such incentive bonus plans as may be implemented by the Company from time to time for its senior executives and the Company will, in its discretion, consider bonuses at least annually.

Upon termination of the Watson Agreement, or the Awram Agreement, or the Kazemi Agreement by the Company without cause, the Company shall be obliged to provide the terminated executive with six (6) months written notice of termination (the “Required Notice Period”) and to pay the terminated executive an amount equal to two years of the terminated executive’s Base Salary at that time plus an amount equal to two times the average bonus percentage granted to the terminated executive for the two most recent annual bonuses approved by the Board, multiplied by the terminated executive’s current Base Salary immediately prior to termination. In addition, following such termination, all other benefits (i.e. health, accident and life insurance) (the “Benefits”) will continue for a period of two years from the date of termination, or, if such is not possible, the Company shall pay to the terminated executive an amount sufficient to enable him to procure comparable Benefits on a private basis for such term. Also, any equity or equity-based compensation received by the terminated executive and held by him at such time shall fully vest, if not already vested, and shall be exercisable by him following such termination or election, as the case may be, in accordance with their terms.

Upon termination of the Watson Agreement, or the Awram Agreement, or the Kazemi Agreement by the Company for cause, no notice, salary, compensation, Benefits, allowances or pay in lieu of notice shall be paid or payable to the terminated executive after or as a result of such termination other than the Base Salary and Benefits to the effective date of such termination and any equity or equity based compensation previously received by the terminated executive and held by him at such time shall immediately terminate and shall no longer be exercisable effective as of the date that the terminated executive’s employment is terminated for cause.

In the event that, within the twelve month period immediately following a Change of Control, any Event of Termination occurs, without the affected executive’s written consent, which Event of Termination is not rectified by the Company within thirty days of the occurrence, the Company will be required to pay to the terminated executive a pro-rated amount equal to the terminated executive’s Base Salary for the Required Notice Period plus two times his Base Salary at that time and any bonus owing to the terminated executive immediately prior to such Change of Control or Event of Termination shall be paid plus an amount equal to two times the average bonus percentage granted to the terminated executive for the two most recent annual bonuses approved by the Board, multiplied by the terminated executive’s current Base Salary in effect immediately prior to the Event of Termination, plus a pro-rated bonus up to the Event of Termination which shall be based upon the average bonus percentage granted to the terminated executive for the two most recent annual bonuses approved by the Board for the terminated executive. In addition, the terminated executive’s Benefits will continue for a period of two years following the Event of Termination, or, if such is not possible, the Company shall pay to the applicable terminated executive an amount sufficient to enable him to procure comparable Benefits on a private basis for such term. All equity or equity-based compensation received by the terminated executive and held by him immediately prior to such Change of Control and Event of Termination shall fully vest, if not already vested, and shall be exercisable by the terminated executive following such Change of Control and Event of Termination in accordance with their terms.

►	Agreement with Tom Bruington (Executive Vice-President, Project Evaluation)

The Company has entered into an employment agreement with Tom Bruington (the “Bruington Agreement”). The Bruington Agreement provides the executive with a guaranteed dollar amount with respect to the value of his total annual compensation package, which is comprised of a Base Salary and a guaranteed value with respect to Restricted Share Rights to be granted annually to the executive. In the event of a Change of Control where the executive is not provided with employment under substantially the same compensation terms after such Change of Control and should the executive choose to leave after such Change of Control and change of compensation terms, the Company shall pay the executive an amount equal to two times his Base Salary at that time. All equity or equity-based compensation received by the executive and held by him immediately prior to termination or election upon a Change of Control shall fully vest, if not already vested, and shall be exercisable by the executive following such termination or election, as the case may be, in accordance with their terms.

►	Agreement with George Darling (Senior Vice-President, Engineering)

The Company has entered into an employment agreement with George Darling (the “Darling Agreement”). The Darling Agreement provides the executive with a guaranteed dollar amount with respect to the value of his total annual compensation package, which is comprised of a Base Salary and a guaranteed value with respect to Restricted Share Rights or Stock Options to be granted annually to the executive. The executive is eligible for an annual cash bonus of up to a maximum of 25% of his Base Salary based on a number of factors, including individual and corporate performance. The Company has also provided the executive with a C$2,000 per month housing allowance. While there is no Change of Control feature in the Darling Agreement, the Company guaranteed the executive’s first two years of compensation for both Base Salary and stock-based compensation.

►	Estimated Incremental Payments on Change of Control

The following table provides details regarding the estimated incremental payments from the Company to each of the NEOs upon termination by the Company on a Change of Control and Event of Termination, assuming that the triggering event occurred on December 31, 2020:

Name of NEO	Base Salary (1) (2)	Bonus Value (1) (2)	Benefits Obligation (1) (2)	Total Incremental Payment (1) (2)
Nolan Watson	$683,298	$663,396	$24,993	$1,371,687
David Awram	$581,196	$403,049	$24,993	$1,009,238
Erfan Kazemi	$518,364	$572,582	$21,694	$1,112,640
Tom Bruington	$856,086	N/A	N/A	$856,086
George Darling	N/A	N/A	N/A	N/A

(1)	Salaries, bonuses and Benefits for the NEOs are paid in Canadian dollars and converted to United States dollars for reporting purposes in the table above at the exchange rate of C$1.00 = US$0.7854, being the indicative exchange rate for Canadian Dollars in terms of the United States dollar, as quoted by the BofC on December 31, 2020.

(2)	This represents the entitlement each NEO would have received, in accordance with the terms of their respective employment agreements as described above, if a Change of Control or other applicable triggering event had occurred on December 31, 2020.

The accelerated value of the aforementioned NEO’s existing Stock Options/Restricted Share Rights as of December 31, 2020 is detailed under “Incentive Plan Awards — Outstanding Share-Based Awards and Option-Based Awards” in this Circular.

Director Compensation

The following table sets forth all amounts of compensation provided to the Directors, who are each not also a Named Executive Officer, for the Company’s most recently completed financial year (December 31, 2020):

Director	Fees Earned (1)	Share- Based Awards (1) (2)	Option- Based Awards	Non-Equity Incentive Plan Compensation	Pension Value	All Other Compensation	Total (2)
David E. De Witt	$23,562	$74,063	$95,246	NIL	NIL	NIL	$192,871
Andrew T. Swarthout	$23,562	$74,063	$95,246	NIL	NIL	NIL	$192,871
John P.A. Budreski	$23,562	$74,063	$95,246	NIL	NIL	NIL	$192,871
Mary L. Little	$23,562	$74,063	$95,246	NIL	NIL	NIL	$192,871
Vera Kobalia	$23,562	$74,063	$95,246	NIL	NIL	NIL	$192,871

(1)	In 2017, the independent Directors of the Company requested that, going forward, they be permitted to receive their cash based annual retainer in Restricted Share Rights. However, in December 2020, the independent Directors requested that their cash based annual retainer (each in the amount of C$245,570) be paid in a combination of cash in the amount of C$30,000 plus Restricted Share Rights and Stock Options having a combined value of C$215,570. Accordingly, upon approval by the Compensation Committee and the Board, the payment of the annual retainer to each independent Director was satisfied by: (i) the award 10,000 Restricted Share Rights having a fair value of C$94,300 (calculated by multiplying the 10,000 Restricted Share Rights by the closing price of the Shares on the TSX on the award date, being C$9.43; (ii) the grant of 67,000 Stock Options having a Black-Scholes fair value of C$121,270 (being C$1.81 per Stock Option) on the grant date; and (ii) the payment of C$30,000 in cash. The combined award to each of the independent Directors of the 10,000 Restricted Share Rights and the 67,000 Stock Options equated in value to more than the $150,000 (in US dollars) cap set in the Restricted Share Plan and the Stock Option Plan due to an inflationary adjustment and currency exchange rate fluctuations which occurred between the US and the Canadian dollar during 2020.

(2)	Canadian dollar values have been converted to United States Dollars for reporting purposes in the table above at the indicative exchange rate on December 31, 2020, as quoted by the BofC of C$1.00 = US$0.7854.

Historically, the Board has met annually to review the adequacy and form of its Directors’ compensation. In 2015, both the Compensation Committee and the Corporate Governance & Nominating Committee were formed by the Board and those two committees, in conjunction with the full Board, determined to implement changes to each of the Stock Option Plan and Restricted Share Plan in order to conform with current corporate governance best practices. As a result, a restriction was added to each of the Stock Option Plan and the Restricted Share Plan which caps the combined maximum equity value which may be granted by the Company to each independent Director (i.e. a “Non-Employee Director”) of the Company at $150,000 in any fiscal year (subject to inflation), of which not more than $100,000 may be in the form of Stock Options granted under the Stock Option Plan. Furthermore, although grants of Stock Options have traditionally been utilized by the Company since 2009 as equity-based compensation for its Directors, in 2015 it was determined by the Compensation Committee in conjunction with the full Board that, going forward and if applicable and, where determined appropriate, Restricted Share Rights would be awarded to the independent Directors rather than the grant of Stock Options. As detailed in note 2 to the above table, in December 2020, the independent Directors requested that their cash based annual retainer in be paid in a combination of cash, Restricted Share Rights and Stock Options.

The Company has implemented a Stock Ownership Guidelines Policy which aligns the interests of its independent Directors with the Company’s Shareholders by requiring that independent members of the Board own a minimum number of Shares. Each independent Director must hold Shares with a value equal to three times their annual retainer amount. The applicable guideline level of Share ownership is expected to be satisfied by each of the current independent Directors within five years of first becoming subject to the guidelines. Please refer to “Stock Ownership Guidelines Policy” under “CORPORATE GOVERNANCE” in this Circular for additional details concerning the Stock Ownership Guidelines Policy.

Other than as discussed above, the Company has no arrangements, standard or otherwise, pursuant to which independent Directors are compensated by the Company or its subsidiaries for their services in their capacity as Directors, or for committee participation, involvement in special assignments or for services as a consultant or expert during the most recently completed financial year or subsequently, up to and including the date of this Circular. The Company does, however, reimburse the independent Directors for all reasonable out-of-pocket costs incurred by them in connection with their services to the Company.

Incentive Plan Awards

►	Outstanding Share-Based Awards and Option-Based Awards

The following table sets forth information concerning all option-based awards outstanding at the end of the most recently completed financial year (December 31, 2020), including awards granted before the most recently completed financial year, to each of the Directors who are not Named Executive Officers.

Director	Option-Based Awards				Share-Based Awards
	Number of Securities Underlying Unexercised Options	Exercise Price (1)	Expiration Date	Value of Unexercised In-the-Money Options (2) (6)	Number of Shares or Units of Shares That Have Not Vested (1)	Market or Payout Value of Share-Based Awards That Have Not Vested (2) (4)	Market or Payout Value of Vested Share-Based Awards not paid out or distributed(2) (3) (4)
David E. De Witt	67,000	C$9.43	Dec. 4, 2025	NIL	38,666	$276,959	$487,074
Andrew T. Swarthout	67,000	C$9.43	Dec. 4, 2025	NIL	38,666	$276,959	$575,420
John P.A. Budreski	67,000	C$9.43	Dec. 4, 2025	NIL	38,666	$276,959	$487,074
Mary L. Little	67,000	C$9.43	Dec. 4, 2025	NIL	38,666	$276,959	$475,140
Vera Kobalia	67,000	C$9.43	Dec. 4, 2025	NIL	45,332	$324,706	$85,961

(1)	This column reflects Restricted Share Rights for which the restricted period had not yet expired as of December 31, 2020 and, as such, these Restricted Share Rights remain unvested.
(2)	The figures in this column are calculated using the closing price of the Shares on the TSX on December 31, 2020 of C$9.12.
(3)	This column reflects the value of Restricted Share Rights for which restricted periods were scheduled to expire during 2020 where, in accordance with the terms of the plan, the recipient has irrevocably elected to postpone the expiry of the applicable restricted period and thus defer vesting and receipt of their entitlement to receive such Restricted Share Rights (and accordingly, the underlying Shares) to a later date beyond December 31, 2020, as follows:
Mr. De Witt elected to defer receipt of an aggregate of 68,000 Restricted Share Rights for which restricted periods were scheduled to expire on certain dates in November and December 2020 until certain dates in November and December 2021.
Mr. Swarthout elected to defer receipt of an aggregate of 80,334 Restricted Share Rights for which restricted periods were scheduled to expire on certain dates in November and December 2020 until certain dates in March, November and December 2021.
Mr. Budreski elected to defer receipt of an aggregate of 68,000 Restricted Share Rights for which restricted periods were scheduled to expire on certain dates in November and December 2020 until certain dates in November and December 2021.
Ms. Little elected to defer receipt of an aggregate of 66,334 Restricted Share Rights for which restricted periods were scheduled to expire on certain dates in November and December 2020 until certain dates in November and December 2021.
Ms. Kobalia elected to defer receipt of an aggregate of 12,001 Restricted Share Rights for which restricted periods were scheduled to expire on certain dates in June and November 2020 until certain dates in June and November 2021.
(4)	Canadian dollar values have been converted to United States Dollars for reporting purposes in the table above at the indicative exchange rate on December 31, 2020 as quoted by the BofC of C$1.00 = US$0.7854.

►	Value Vested or Earned During the Year

The value vested or earned during the most recently completed financial year (December 31, 2020) of incentive plan awards granted to Directors who are not Named Executive Officers are as follows:

Director Name	Option-Based Awards Value Vested	Share-Based Awards Value Vested	Non-Equity Incentive Plan Compensation Value Earned
David E. De Witt	N/A	N/A	N/A
Andrew T. Swarthout	N/A	$135,345 (1) (4)	N/A
John P.A. Budreski	N/A	N/A	N/A
Mary L. Little	N/A	$298,253 (2) (4)	N/A
Vera Kobalia	N/A	$193,332 (3) (4)	N/A

(1)	This amount is the deemed aggregate dollar value realized by the Director upon vesting of Restricted Share Rights during 2020, calculated by multiplying the number of underlying Shares (15,666) received by the Director by the closing price of the Shares on the TSX on the date of issuance of such Shares, being C$11.00 on June 9, 2020.
(2)	This amount is the deemed aggregate dollar value realized by the Director upon vesting of Restricted Share Rights during 2020, calculated by multiplying the number of underlying Shares (15,666 on December 9, 2020 and 26,000 on December 14, 2020) received by the Director by the closing price of the Shares on the TSX on the date of issuance of such Shares, being C$9.32 on December 9, 2020 and C$8.99 on December 14, 2020.
(3)	This amount is the deemed aggregate dollar value realized by the Director upon vesting of Restricted Share Rights during 2020, calculated by multiplying the number of underlying Shares (6,667 on June 29, 2020 and 18,000 on December 14, 2020) received by the Director by the closing price of the Shares on the TSX on the date of issuance of such Shares, being C$12.65 on June 29, 2020 and C$8.99 on December 14, 2020.
(4)	Canadian dollar values have been converted to United States Dollars for reporting purposes in the table above at the indicative exchange rate on December 31, 2020 as quoted by the BofC of C$1.00 = US$0.7854.

Securities Authorized For Issuance Under Equity Compensation Plans

The following table sets forth the Company’s compensation plans under which equity securities are authorized for issuance as at the end of the most recently completed financial year (December 31, 2020):

	Number of securities to be issued upon exercise of outstanding options, warrants and rights (1)	Weighted-average exercise price of outstanding options, warrants and rights (2)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column A) (3)
CATEGORY	A	B	C
Equity compensation plans approved by security holders	9,127,103 (Stock Options) 2,645,165 (RSRs)	C$7.33 (Stock Options) C$6.53 (RSRs)	2,969,422 (Stock Options) 1,854,835 (RSRs)
Equity compensation plans not approved by security holders	N/A	N/A	N/A
Total	9,127,103 (Stock Options) 2,645,165 (RSRs)	C$7.33 (Stock Options) C$6.53 (RSRs)	2,969,422 (Stock Options) 1,854,835 (RSRs)

(1)	Represents, as at December 31, 2020, the number of Shares available for issuance upon exercise of outstanding Stock Options under the Company's Stock Option Plan (which includes 2,250 Shares which are available for issuance on exercise of Stock Options which the Company assumed when it acquired 100% of Gold Royalties Corporation in April 2015 plus 306,856 Shares which were available for issuance on exercise of Stock Options which the Company assumed when it acquired 100% of Mariana Resources Limited in July 2017) and the number of Shares subject to issuance upon vesting of outstanding Restricted Share Rights.
(2)	Represents the weighted-average exercise price in the case of outstanding Stock Options and the weighted-average grant date fair value in the case of outstanding Restricted Share Rights.
(3)	Represents, as at December 31, 2020, the number of Shares remaining available for future issuance under Stock Options available for grant under the Company's Stock Option Plan and the number of Shares remaining available for future issuance under Restricted Share Rights which may be awarded under the Company's Restricted Share Plan. Please refer to "Stock Option Plan" and "Restricted Share Plan" below for further details concerning the Company's Stock Option Plan and its Restricted Share Plan.

Stock Option Plan

Overview

The Company last received Shareholder approval to the Stock Option Plan at the Company’s Shareholder meeting held in 2016 (including all unallocated Stock Options under it). No amendments have been made to the Stock Option Plan since the 2016 Shareholder meeting. TSX policies require that unallocated Stock Options under the Stock Option Plan be approved by the Shareholders every three years. Accordingly, the Shareholders were asked to approve unallocated Stock Options under the Stock Option Plan at the Company’s Shareholder meeting held in 2019. Shareholder approval to unallocated Stock Options will be required again by not later than June 7, 2022.

Purpose and Stock Option Plan Limits

The purpose of the Stock Option Plan is to allow the Company to grant Stock Options to eligible persons (i.e. Directors, senior officers, Employees, Management Company Employees and Consultants, each as defined in the Stock Option Plan), as additional compensation, and as an opportunity to participate in the success of the Company. The granting of such Stock Options is intended to align the interests of such persons with that of the Shareholders. Stock Options are exercisable over periods of up to five years as determined by the Board and are required to have an exercise price of not less than the closing market price of the Shares on the TSX on the day that the Stock Options are granted.

The maximum number of Shares which may be issuable under the Stock Option Plan together with all of the Company’s other previously established or proposed share compensation arrangements is set at 8.5% of the issued and outstanding Shares on the grant date (on a non-diluted basis).

The maximum aggregate number of Shares: (a) which may be reserved for issuance to any one eligible person under the Stock Option Plan together with all of the Company’s other previously established or proposed share compensation arrangements shall not exceed 5% of the issued and outstanding Shares on the grant date (on a non-diluted basis); (b) which may be issuable to Insiders under the existing Stock Option Plan together with all of the Company’s other previously established or proposed share compensation arrangements shall not exceed 8.5% of the Shares issued and outstanding on the grant date (on a non-diluted basis); and (c) which may be issued to Insiders under the Stock Option Plan together with all of the Company’s other previously established or proposed share compensation arrangements within a twelve month period shall not exceed 8.5% of the issued and outstanding Shares at the time of issuance (on a non-diluted basis).

The Stock Option Plan contains formal vesting requirements, which require vesting over a three-year period from the grant date with the first one-third vesting on the first anniversary of the date of grant.

Pursuant to section 6.11 of the Stock Option Plan, Stock Options granted under the Stock Option Plan continue to be not transferable or assignable (except to permitted assigns as defined therein). Vested Stock Options will cease to be exercisable upon the earlier of the expiry date of such Stock Options and: (i) 90 days following the termination date of an optionee’s employment or retirement; and (ii) 365 days following the date of death or disability (as defined therein) of an optionee. If an optionee is terminated for cause, any outstanding Stock Options held by such optionee on the date of such termination, whether vested or not, will be cancelled as of that date.

Stock Options granted under the Stock Option Plan vest over a three year period from the grant date.

Subject to certain limitations, the Board may, at any time and from time to time, and without Shareholder approval, amend any provisions of the Stock Option Plan, or any Stock Options granted thereunder, or terminate the Stock Option Plan, subject to any applicable regulatory or TSX requirements or approvals at the time of such amendment or termination, including, without limitation, making amendments:

i	to sections relating to the mechanics of exercise of Stock Options;

ii	deemed by the Board to be necessary or advisable because of any change in applicable securities or other laws;

iii	to the definitions set out in the Stock Option Plan;

iv	to the change of control provisions - for greater certainty, any change made to the change of control provisions shall not allow optionees to be treated any more favourably than other holders of Shares with respect to the consideration that the optionees would be entitled to receive for their Shares upon a change of control;

v	relating to the administration of the Stock Option Plan;

vi	to the vesting provisions of any outstanding Stock Options as contemplated by the Stock Option Plan; and

vii	fundamental or otherwise, not requiring Shareholder approval under applicable laws or the rules of the TSX, including amendments of a "clerical" or “housekeeping" nature and amendments to ensure that the Stock Options granted under the Stock Option Plan will comply with any provisions respecting income tax and other laws in force in any country or jurisdiction of which an optionee may from time to time be resident or a citizen.

Notwithstanding the provisions above, the Board is not permitted to make amendments:

i	in order to increase the maximum number of Shares which may be issued under the Stock Option Plan or in order to increase the insider participation limits;

ii	which reduce the exercise price of any Stock Option after the Stock Options have been granted or any cancellation or termination of a Stock Option prior to its expiry for the purpose of re-issuing Stock Options to the same optionee with a reduced exercise price (except pursuant to the adjustment provisions contained within the Stock Option Plan);

iii	which increase the Non-Employee Director Participation Limits;

iv	which extend the expiry date of any Stock Option beyond the original expiry date, except in the case of an extension due to a Blackout Period (as defined in the Stock Option Plan);

v	which would permit a Stock Option granted under the Stock Option Plan to be transferable or assignable by any optionee other than as currently permitted under the Stock Option Plan; or

vi	to increase the ability of the Board to amend the Stock Option Plan without Shareholder approval;

in each case without first having obtained the approval of a majority of the holders of the Shares voting at a duly called and held meeting of holders of Shares and, in the case of an amendment to increase the insider participation limits, approval of a majority of the holders of the Shares voting at a duly called and held meeting of the holders of Shares excluding Shares voted by insiders who are eligible persons under the Stock Option Plan.

The Stock Option Plan contains the following important provisions: (a) the vesting upon a Change of Control contains a double trigger provision; (b) the Company is prohibited from making any amendment which reduces the exercise price of a Stock Option after the Stock Option has been granted or any cancellation or termination of a Stock Option prior to its expiry for the purpose of re-issuing Stock Options to the same optionee with a reduced exercise price; (c) the Company is prohibited from engaging in a Stock Option buy-out program pursuant to which out-of-the-money Stock Options held by optionees are purchased by the Company for cash; (d) the Company is prohibited from providing financial assistance in the form of a loan or otherwise to optionees for the exercise of their Stock Options; (e) the maximum equity value which may be granted by the Company to each Non-Employee Director under the Stock Option Plan, together with all of the Company's other previously established or proposed share compensation arrangements, may not exceed $150,000 in any fiscal year, of which not more than $100,000 may be in the form of Stock Options granted under the Stock Option Plan (the "Non-Employee Director Participation Limits"); provided however that the Non-Employee Director Participation Limits do not apply where the Company is making an initial grant to a new Non-Employee Director upon that person joining the Board; (f) clawback provisions; and (g) stock ownership guidelines provisions.

The Stock Option Plan permits the expiry date of Stock Options granted thereunder to be the tenth trading day following the end of a self-imposed Blackout Period on trading securities of the Company in the event that such Stock Options would otherwise expire during or within five trading days of such Blackout Period.

No extension of the term of any Stock Option or acceleration of the vesting terms of any Stock Option were approved by the Board during the year ended December 31, 2020 or as of the date of this Circular. Furthermore, the Board has never re-priced any of the Stock Options which it has granted under the Stock Option Plan.

As at December 31, 2020, the Company had an aggregate of 9,127,103 Stock Options outstanding (which includes Stock Options which the Company assumed when it acquired Gold Royalties Corporation in April 2015 and Stock Options which the Company assumed when it acquired Mariana Resources Limited in July 2017), which 9,127,103 Stock Options represented approximately 4.7% of the Company’s issued and outstanding Shares, leaving 2,969,422 Shares available for the future grant of Stock Options as at that date (which represented 1.5% of the Company’s issued and outstanding Shares, on a non-diluted basis).

As at the date of this Circular, the Company has 194,569,950 issued and outstanding Shares, meaning that the number of Stock Options currently available for grant under the Stock Option Plan, together with any Restricted Share Rights granted under the Company’s Restricted Share Plan (see below in this Circular under “Restricted Share Plan”) would be 8.5% of that number (on a rolling basis) or 16,538,445 Shares. The Company has set aside a maximum of 4,500,000 Shares for Restricted Share Rights under its Restricted Share Plan (of which 4,371,747 Restricted Share Rights have been awarded to date, 1,742,249 Shares have been issued on vesting and 31,666 were cancelled).

The Company has an aggregate of 9,057,363 Stock Options currently outstanding (which includes Stock Options which the Company assumed when it acquired Gold Royalties Corporation in April 2015 and Stock Options which the Company assumed when it acquired Mariana Resources Limited in July 2017), which 9,057,363 Stock Options represent approximately 4.7% of the Company’s current issued and outstanding Shares, on a non-diluted basis, leaving 2,981,082 Shares currently available for the future grant of Stock Options (representing 1.5% of the Company’s current issued and outstanding Shares, on a non-diluted basis).

The following table sets out the burn rate of the Stock Option Plan for the three most recently completed financial years:

Year	Stock Options Granted	Weighted Average Securities (i.e. Shares) Outstanding	Burn Rate
2020	2,812,000	187,507,754	1.5%
2019	1,427,000	177,619,824	0.8%
2018	3,130,000	183,381,187	1.7%

A copy of the Stock Option Plan as approved by the Shareholders in 2016 is available under the Company’s profile on SEDAR at www.sedar.com and on the United States Securities and Exchange Commission (“SEC”) website at www.sec.gov.

Restricted Share Plan

Overview

The Company last received Shareholder approval to the Restricted Share Plan at the Company’s Shareholder meeting held in 2019, at which meeting the Shareholders approved certain amendments to the Restricted Share Plan, including an amendment to increase the number of Shares which may be reserved for issuance from treasury under the Restricted Share Plan from a maximum of 3,800,000 Shares to a maximum of 4,500,000 Shares and an amendment to transition the Restricted Share Plan into a fixed maximum evergreen plan. The evergreen feature of the Restricted Share Plan means that the maximum number of Shares reserved from treasury under it will be automatically replenished by that amount of Shares which is equal to the number of Shares issued by the Company from time to time upon the vesting of any Restricted Share Rights (the “Automatic Replenishment Feature”). The TSX granted their final approval to these amendments to the Restricted Share Plan. Because of the Automatic Replenishment Feature, pursuant to TSX policies, Shareholder approval to unallocated entitlements under the Restricted Share Plan will be required every three years. Accordingly, Shareholder approval will be required again by not later than June 7, 2022.

Purpose and Restricted Share Plan Limits

The Restricted Share Plan provides that Restricted Share Rights may be granted by the Board or a committee thereof which administers the Restricted Share Plan to employees, officers, Directors, management company employees and consultants of the Company as a discretionary payment in consideration of past services to the Company. The maximum aggregate number of Shares: (a) which may be reserved for issuance to any one eligible person (“Participant”) under the Restricted Share Plan together with all of the Company’s other previously established or proposed share compensation arrangements shall not exceed 5% of the issued and outstanding Shares on the grant date (on a non-diluted basis); (b) which may be issuable to Insiders under the Restricted Share Plan together with all of the Company’s other previously established or proposed share compensation arrangements shall not exceed 8.5% of the Shares issued and outstanding on the grant date (on a non-diluted basis); and (c) which may be issued to Insiders under the Restricted Share Plan together with all of the Company’s other previously established or proposed share compensation arrangements within a twelve month period shall not exceed 8.5% of the issued and outstanding Shares at the time of issuance (on a non-diluted basis).

Each Restricted Share Right entitles the holder thereof to receive one fully paid Share without payment of additional consideration on the later of: (i) the end of a restricted period of time wherein a Restricted Share Right cannot be exercised as determined by the Board (“Restricted Period”); and (ii) a date determined by an eligible Participant that is after the Restricted Period and before a Participant’s retirement date or termination date (a “Deferred Payment Date”). Restricted Share Rights under the Restricted Share Plan will vest over a three-year period from the date of grant (i.e. one-third per year, beginning on the first anniversary of the grant date, unless deferred in accordance with the deferral provisions).

Restricted Share Rights granted under the Restricted Share Plan vest over a three year period from the grant date	Under the Restricted Share Plan, the Board may from time to time amend or revise the terms of the Restricted Share Plan or may discontinue the Restricted Share Plan at any time. Subject to receipt of requisite Shareholder and regulatory approval, the Board may make amendments to the Restricted Share Plan to: (a) materially increase the benefits under the Restricted Share Plan; (b) increase the maximum number of Shares issuable under the Restricted Share Plan; and (c) make any amendment which increases the Non-Employee Director Participation Limited under the Restricted Share Plan; (d) materially modify the requirements as to eligibility for participation in the Restricted Share Plan; or (e) make any amendment to the amendment provisions in the Restricted Share Plan so as to increase the ability of the Board to amend it without Shareholder approval. All other amendments to the Restricted Share Plan may be made by the Board without obtaining Shareholder approval. Except as otherwise may be expressly provided for under the Restricted Share Plan or pursuant to a will or by the laws of descent and distribution, no Restricted Share Right and no other right or interest of a Participant is assignable or transferable. Canadian Participants seeking, for tax reasons, to set a Deferred Payment Date (as defined in the Restricted Share Plan) must give the Company written notice prior to the expiration of the Restricted Period in order to effect such a change. Participants electing to change a Deferred Payment Date must give the Company written notice 30 days prior to the Deferred Payment Date. In the event of a Participant’s retirement or termination during a Restricted Period, any Restricted Share Rights held by the Participant will automatically immediately terminate, unless otherwise determined by the Board. In the event of the retirement or termination of a Participant after a Restricted Period and, if applicable, prior to any Deferred Payment Date, the Company will forthwith issue the Restricted Shares (as defined in the Restricted Share Plan) in accordance with the Restricted Share Rights held by the Participant and any dividends declared but unpaid to the Participant. In the event of death or total disability of a Participant, the Company will forthwith issue the Restricted Shares in accordance with the Restricted Share Rights held by the Participant.

If a Participant holds Restricted Share Rights that are subject to a Restricted Period, the Board will have the discretion to pay a Participant cash equal to any cash dividends declared on the Shares at the time such dividends are ordinarily paid to holders of Shares. The Company will pay cash equal to any cash dividends declared, if any, and paid on Shares that would be payable on Restricted Shares after the applicable Restricted Period, if the Deferred Payment Date has not occurred, in the manner and at the time such dividends are ordinarily paid to holders of Shares.

 The Restricted Share Plan contains the following important provisions: (a) vesting upon a Change of Control contains a double trigger provision; (b) the Company is prohibited from providing financial assistance in the form of a loan or otherwise to Participants under the Restricted Share Plan for the purpose of settlement of equity awards under the Restricted Share Plan; (c) the maximum equity value which may be granted by the Company to each Non-Employee Director under the Restricted Share Plan, together with all of the Company's other previously established or proposed share compensation arrangements, may not exceed $150,000 in any fiscal year (subject to inflation), which may only be granted in lieu of their cash based annual retainers (the "Non-Employee Director Participation Limits"); provided however that the Non-Employee Director Participation Limits do not apply where the Company is making an initial grant to a new Non-Employee Director upon that person joining the Board; (d) clawback provisions; (e) stock ownership guidelines provisions; (f) no amendment may be made to the Restricted Share Plan which increases the Non-Employee Director Participation Limit without Shareholder approval; and (g) no amendment may be made to the amendment provisions as to increase the ability of the Board to amend the Restricted Share Plan without Shareholder approval, without first obtaining Shareholder approval to that amendment.

The maximum number of Shares which may be made subject to (a) Restricted Share Rights under the Restricted Share Plan, and (b) Stock Options under the Company’s current form of Stock Option Plan, together with all of the Company’s other previously established or proposed share compensation arrangements, may currently not exceed 8.5% (on a rolling basis) of the Company’s issued and outstanding Shares from time to time (on a non-diluted basis).

The aggregate maximum number of Shares which may be reserved for issuance from treasury pursuant to the Restricted Share Plan is 4,500,000, representing approximately 2.3% of the Company’s issued and outstanding Shares as at December 31, 2020 and 2.3% of the Company’s current issued and outstanding Shares as at the date of this Circular.

As at December 31, 2020, Restricted Share Rights were outstanding under the Restricted Share Plan entitling holders to acquire an aggregate of 2,645,165 Shares (which represented approximately 1.4% of the issued and outstanding Shares), leaving 1,854,835 Restricted Share Rights available for the future award of Restricted Share Rights as at that date (which represented 1.0% of the Company’s issued and outstanding, on a non-diluted basis).

To the date of this Circular, an aggregate of 4,371,747 Restricted Share Rights have been awarded by the Company pursuant to which 1,742,249 Shares have been issued to date upon vesting of Restricted Share Rights at the end of applicable Restricted Periods (making an equal number of Restricted Share Rights available for grant under the Restricted Share Plan pursuant to the Automatic Replenishment Feature) and 31,666 Restricted Share Rights terminated without having vested (making them available for re-grant under the Restricted Share Plan), leaving a balance outstanding under the Restricted Share Plan of 2,597,832 Restricted Share Rights (representing approximately 1.3% of the Company’s current issued and outstanding Shares). This means that the Company has Restricted Share Rights currently outstanding entitling holders to acquire an aggregate of 2,597,832 Shares (representing approximately 1.3% of the Company’s current issued and outstanding Shares, on a non-diluted basis, leaving 1,902,168 Restricted Share Rights currently available for future award under the Restricted Share Plan (representing approximately 1.0% of the current issued and outstanding Shares, on a non-diluted basis).

The following table sets out the burn rate of the Restricted Share Plan for the three most recently completed financial years:

Year	Restricted Share Rights Granted	Weighted Average Securities (i.e. Shares) Outstanding	Burn Rate
2020	307,000	187,507,754	0.2%
2019	579,700	177,619,824	0.3%
2018	706,800	183,381,187	0.4%

A copy of Restricted Share Plan as approved by the Shareholders in 2019 is available under the Company’s profile on SEDAR at www.sedar.com and on the SEC website at www.sec.gov.

Other Information

Indebtedness of Directors, Executive Officers and Others

None of the Company’s Directors, Nominees for Director, executive officers or employees, or former Directors, executive officers or employees, nor any associate of such individuals, is as at the date hereof, or has been, during the year ended December 31, 2020, indebted to the Company or any of its subsidiaries in connection with a purchase of securities or otherwise. In addition, no indebtedness of any of these individuals to another entity has been the subject of a guarantee, support agreement, letter of credit or similar arrangement or understanding of the Company or any of its subsidiaries.

Interest of Informed Persons in Material Transactions

Other than as set forth in this Circular and except for the fact that certain Directors and officers are Shareholders, no informed person (as defined in NI 51-102) of the Company or proposed Director of the Company and no associate or affiliate of the foregoing persons has or has had any material interest, direct or indirect, in any transaction since the commencement of the Company’s most recently completed financial year or in any proposed transaction which in either such case has materially affected or would materially affect the Company or any of its subsidiaries.

Interest of Certain Persons or Companies in Matters to be Acted Upon

Other than the election of Directors or the appointment of auditors, no (a) person who has been a Director or executive officer of the Company at any time since the beginning of the Company’s last financial year, (b) proposed Nominee for election as a Director of the Company; or (c) associate or affiliate of a person in (a) or (b), has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting.

Management Contracts

No management functions of the Company or any of its subsidiaries are performed to any substantial degree by a person other than the Directors or executive officers of the Company or its subsidiaries.

Corporate Governance

Corporate Governance Overview

In June 2005, National Policy 58-201 Corporate Governance Guidelines (the “Governance Guidelines”) and National Instrument 58-101 Disclosure of Corporate Governance Practices (the “Governance Disclosure Rule”) were adopted by the securities regulatory authorities in Canada. The Governance Guidelines deal with matters such as the constitution and independence of corporate boards, their functions, the effectiveness and education of Board members and other items dealing with sound corporate governance practices. The Governance Disclosure Rule requires that, if management of an issuer solicits proxies from its security holders for the purpose of electing Directors, specified disclosure of its corporate governance practices must be included in its management information circular.

The Company and the Board recognize the importance of corporate governance to the effective management of the Company and to the protection of its employees and Shareholders. The Company’s approach to significant issues of corporate governance is designed with a view to ensuring that the business and affairs of the Company are effectively managed so as to enhance Shareholder value. The Board fulfills its responsibilities directly and through the Audit Committee at regularly scheduled meetings or as required. The Board meets at least once every quarter to review the Company’s business operations, corporate governance matters, financial results and other items. The frequency of meetings may be increased, and the nature of the agenda items may be changed, depending upon the state of the Company’s affairs and in light of opportunities or risks which the Company faces. The Directors are kept informed of the Company’s operations at these meetings as well as through reports and discussions with management on matters within their particular areas of expertise.

The Company’s corporate governance practices have been and continue to be in compliance with applicable Canadian and United States requirements. The Company continues to monitor developments in Canada and the United States with a view to further revising its governance policies and practices, as appropriate.

As a foreign private issuer, the Company is not required to meet all the corporate governance listing standards of the NYSE. However, the Company’s practices meet most of the NYSE corporate governance listing standards. Information about the significant differences between our corporate governance practices and the NYSE corporate governance listing standards can be found in our most recent Form 40-F filed with the Securities and Exchange Commission and available at www.sec.gov.

Corporate Governance Initiatives Implemented in 2016 and 2017 in Order to Reflect Current Best Practices: Quorum increased to 25% for shareholder meetings CEO/Chairman roles have been separated Clawback Policy implemented Robust Anti-Hedging Policy implemented Stock Ownership Guidelines Policy for executives/directors Formal Corporate Governance & Nominating Committee in place Formal Compensation Committee in place Formal Board & Committee Self-Assessment Questionnaires implemented

A copy of the current Articles of the Company, as updated and approved by the Shareholders in 2016, is available under the Company’s profile on SEDAR at www.sedar.com (filing date April 21, 2017) and on the SEC website at www.sec.gov.

Board of Directors

Role of the Board

The duties and responsibilities of the Board are to supervise the management of the business and affairs of the Company and to act with a view towards the best interests of the Company. The Board is responsible for the oversight and review of the development of, among other things, the following matters:

ì	the strategic planning process of the Company;

ì	an annual strategic plan for the Company which takes into consideration, among other things, the risks and opportunities of the Company’s business;

ì	identifying the principal risks of the Company’s business and ensuring the implementation of appropriate systems to manage these risks;

ì	annual capital and operating budgets which support the Company’s ability to meet its strategic objectives;

ì	material acquisitions and divestitures;

ì	succession planning, including appointing, training and monitoring the development of senior management;

ì	a communications policy for the Company to facilitate communications with investors and other interested parties;

ì	a reporting system which accurately measures the Company’s performance against its business plan; and

ì	the integrity of the Company’s internal control and management information systems.

The operations of the Company do not support a large Board and the Board has determined that the current constitution of the Board is appropriate for the Company’s current stage of development. Independent supervision of management is accomplished through choosing management who demonstrate a high level of integrity and ability and having strong independent Board members. The independent Directors are able to meet at any time without any members of management, including the non-independent Directors, being present. Further supervision is performed through the Audit Committee, Compensation Committee and the Corporate Governance & Nominating Committee.

Independence of the Board

The Board has considered the relationships of each of the Directors to the Company and determined that five of the seven members of the current Board, all of whom are Nominees, qualify as independent Directors. The Board reviews independence in light of the requirements of the Governance Guidelines, the Governance Disclosure Rule and the NYSE rules. None of the independent Directors has a material relationship with the Company which could impact their ability to make independent decisions.

David E. De Witt, Andrew T. Swarthout, John P.A. Budreski, Mary L. Little and Vera Kobalia are independent. Nolan Watson is not independent as he is the President and CEO of the Company. David Awram is not independent as he is the Senior Executive Vice-President of the Company. Kindly refer to the below independence chart:

Independence Chart

Director/Nominee	Independent	Reason, if not Independent
Nolan Watson	✘	President and CEO
David Awram	✘	Senior Executive Vice-President
David E. De Witt	✓
Andrew T. Swarthout	✓
John P.A. Budreski	✓
Mary L. Little	✓
Vera Kobalia	✓

During the year ended December 31, 2020, the independent Directors held a formal in camera session at five of their seven Board meetings, during which in camera sessions non-independent Directors/members of management were excused. The Board may excuse members of management and conflicted Directors from all or a portion of any meeting where a conflict or potential conflict of interest arises or where otherwise deemed appropriate.

Position Descriptions

The Board has developed a written Role Statement for Non-Executive Chairman of the Board of Directors and a Role Statement for Chief Executive Officer. The Board has not developed a position description for the Chairman of each of the Audit Committee, the Corporate Governance & Nominating Committee or the Compensation Committee. However, the Board has developed a Terms of Reference for the Corporate Governance & Nominating Committee and a Terms of Reference for the Compensation Committee. The Audit Committee has a Charter. The Chair of each committee is responsible for ensuring that his/her committee fulfills its responsibilities and duties under its respective Charter/Terms of Reference, as the case may be. Each of these terms of reference and the Audit Committee Charter may be accessed on the Company’s website at www.sandstormgold.com.

Participation of Directors in Other Reporting Issuers

The participation of the Directors in other reporting issuers is described in each Director profile provided under “PARTICULARS OF MATTERS TO BE ACTED UPON - Election of Directors” in this Circular. The Corporate Governance & Nominating Committee has reviewed and assessed the number of outside directorships and executive positions held by the Company’s Directors and has considered whether each Director in question will be reasonably able to meet his/her duties in light of the responsibilities associated with fulfilling his/her duties as a Director of the Company as well as whether conflicts of interest will arise on as a result of any outside directorships or outside executive positions. Having regard to their qualifications, attendance record and valuable contribution as members of the Company’s Board/committees, the Corporate Governance & Nominating Committee has determined that none of the proposed Nominees for Director are over boarded as a result of their outside directorships. In particular, they have determined that Mr. Budreski’s outside directorships and executive officer positions have not in the past, nor are they expected in the future, to interfere with or impede his ability to discharge his duties and responsibilities as a Director of the Company.

Separation of Chairman and CEO Roles and Related Position Descriptions

The Board appointed Mr. De Witt, an independent member of the Board, as the Lead Independent Director of the Company in January of 2013 when Mr. Watson was appointed as Chairman of the Board. In accordance with the Company’s commitment to corporate governance best practices, effective March 30, 2016, the Board separated the roles of Chairman and CEO and removed Mr. De Witt as Lead Independent Director and appointed him as Non-Executive Chairman of the Board. Mr. Watson retains the roles of President and CEO.

►	Role of the CEO

The CEO has overall responsibility for providing leadership and vision to develop business plans that meet the Company’s corporate objectives and day-to-day management of the operations of the Company. The CEO is tasked with ensuring that the Company is effectively carrying out the strategic plan approved by the Board, developing and monitoring key business risks and ensuring that the Company has appropriate policies and procedures in place to ensure the accuracy, completeness, integrity and appropriate disclosure of the financial statements and other financial information of the Company and, together with the CFO, he is responsible for establishing and maintaining appropriate internal controls over financial reporting, disclosure controls and procedures and, as required, processes for the certification of public disclosure documents. The CEO is the Company’s principal spokesperson to the media, investors and the public.

►	Role of the Non-Executive Chairman of the Board

Mr. De Witt’s primary roles are to chair all meetings of the Board and Shareholders and to manage the affairs of the Board, including ensuring that the Board is organized properly, functions effectively and meets its obligations and responsibilities. These responsibilities include setting the meeting agendas, ensuring that the Board works together as a cohesive team with open communication and assisting the Board, the committees of the Board, individual Directors and the Company’s senior officers in understanding and discharging their obligations under the Company’s system of corporate governance.

Orientation and Continuing Education

As the Company has only had two Directors appointed to the Board since 2010 (both of whom are women) who were new to the Company, the Company does not have formal orientation and training programs in place for its new Directors and, instead, has adopted a tailored approach depending on the particular needs and focus of the Director being appointed. New Board members are provided with:

1	information respecting the functioning of the Board and its committees and copies of the Company’s corporate governance policies;

2	documents from recent Board meetings;

3	access to recent, publicly filed documents of the Company, technical reports and the Company’s internal financial information;

4	access to management and technical experts and consultants; and

5	a summary of significant corporate and securities responsibilities.

In addition, the Company has a program where Directors and management are provided with, review and discuss, developments in corporate governance, accounting practices, financing and the resource industry in general.

Board members are encouraged to communicate with management, auditors and technical consultants; to keep themselves current with industry trends and developments and changes in legislation with management’s assistance; and to attend related industry seminars and visit the Company’s operations. Board members have full access to the Company’s records.

Directors are expected to attend all scheduled Board and committee meetings in person, although attendance by telephone is permissible. Directors are also expected to prepare thoroughly in advance of each meeting, and to stay for the entire meeting, in order to actively participate in the Board’s deliberations and decisions. If there are unforeseen circumstances and a Director is unable to attend a meeting, he/she is expected to contact the Chairman, the CEO or the Corporate Secretary of the Company as soon as possible after the meeting for a briefing on the substantive elements of the meeting.

During 2020, external continuing education opportunities and in-person interactions were not advisable due to the COVID-19 pandemic, associated travel restrictions and public health advisories. Due to these restrictions, all Board and committee meetings during 2020 (and 2021) were held by video conference.

Expectations of Management

The Board expects management to operate the business of the Company in a manner that enhances Shareholder value and is consistent with the highest level of integrity. Management is expected to execute the Company’s business plan and to meet performance goals and objectives.

Nomination of Directors

The Company does not have a stand-alone nomination committee. The Corporate Governance & Nominating Committee has responsibility for leading the process for identifying and recruiting potential Board candidates. The Board assesses potential Board candidates to fill perceived needs on the Board for required skills, expertise, independence, and other factors. Members of the Board and representatives of the mining industry are consulted for possible candidates.

The Corporate Governance & Nominating Committee has developed a skills matrix comprised of the skills and competencies it expects the Board as a whole to possess and has identified which of those skills and competencies are possessed by the Company’s existing Directors. The skills and competencies are as follows: experience with respect to the mining and global resource industry, mergers and acquisitions, accounting and finance, risk management, legal matters, human resources and compensation matters, corporate governance, international experience, public policy and government relations, political risk assessment, public company boards and public company management. Set out below are the skills identified for each Director.

Skills Matrix

Skills	Nolan Watson	David Awram	David E. De Witt	John P.A. Budreski	Andrew T. Swarthout	Mary L. Little	Vera Kobalia
Mining Industry/Mining & Exploration/Global Resource Industry	✓	✓	✓	✓	✓	✓	✘
Mergers & Acquisitions	✓	✓	✓	✓	✓	✓	✘
Finance & Capital Markets	✓	✓	✓	✓	✓	✓	✘
Accounting	✓	✓	✓	✓	✓	✓	✘
Legal	✓	✘	✓	✘	✘	✘	✘
Risk Management	✓	✓	✓	✓	✓	✓	✓
Human Resources & Compensation	✓	✓	✓	✓	✓	✓	✓
Corporate Governance	✓	✓	✓	✓	✓	✓	✘
Public Company Boards	✓	✓	✓	✓	✓	✓	✓
Public Company Management	✓	✓	✓	✓	✓	✓	✘
Public Policy and Government Relations	✓	✓	✓	✘	✓	✓	✓
International Experience	✓	✓	✓	✓	✓	✓	✓
Political Risk Assessment	✓	✓	✘	✘	✓	✘	✓

The Board has adopted a policy regarding majority voting for the election of Directors. This policy is described under “PARTICULARS OF MATTERS TO BE ACTED UPON - Election of Directors” in this Circular and is available on the Company’s website at www.sandstormgold.com.

Compensation of Directors and Officers

Please refer to the comprehensive discussion contained within the “EXECUTIVE COMPENSATION — Compensation Discussion and Analysis” section of this Circular for information regarding compensation of the Company’s NEOs. Please also refer to the Summary Compensation Table located within the “EXECUTIVE COMPENSATION” section of this Circular for specific details.

As previously discussed in this Circular, the Company has no arrangements, standard or otherwise, pursuant to which Directors are compensated by the Company or its subsidiaries for their services in their capacity as Directors, or for committee participation, involvement in special assignments or for services as a consultant or expert. For specific details regarding compensation of the Company’s Directors, please refer to the “EXECUTIVE COMPENSATION — Director Compensation” section of this Circular.

Assessments

In early 2017, the Chairperson of the Corporate Governance & Nominating Committee, in conjunction with management and the Company’s Corporate Secretary, reviewed and considered updates published in November 2016 by ISS (as hereinafter defined in this Circular) to its Governance QualityScore program (formerly known as QuickScore) for the 2017 proxy season. As a result of this review, the Company developed and implemented a Board Self-Assessment Questionnaire (“Board Questionnaire”) for 2017 which was sent to the Board members for completion and return, following which the Chairperson of the Corporate Governance & Nominating Committee reported the results to the full Board at a meeting held in February 2017. It was established that the Board Questionnaire would be reviewed and updated by the Corporate Governance & Nominating Committee and circulated to the Board for completion and return on an annual basis. Accordingly, the Board Questionnaire was sent to the Board members again in 2018 and in 2019, following which the Chairperson of the Corporate Governance & Nominating Committee collected and assessed the completed questionnaires and reported the results to the full Board at meetings held in February 2018 and February 2019. Subsequently, in early February 2020, the Board Questionnaire was updated to include a committee functioning questionnaire for completion by the members of each of the Company’s three committees and this renewed Board & Committee Self-Assessment Questionnaire was sent to the Board/committee members in February 2020, following which the Chairperson of the Corporate Governance & Nominating Committee collected and assessed the completed questionnaires, reported the results to the full Board at a meeting held in February 2020 and facilitated discussions. In January 2021, this process was repeated, and the Board & Committee Self-Assessment Questionnaire was sent to the Board/committee members for completion, following which the Chairperson of the Corporate Governance & Nominating Committee reported the results to the full Board at a meeting held in February 2021 and facilitated discussions.

The Board & Committee Self-Assessment Questionnaire explored the views of the Board in the following key areas:

Key Area	Specific Items Assessed by the Board
Board Composition	Size, proportion of independent Directors, Board talent inventory, Director selection and succession plan
Board Committees	Number of committees, effectiveness of committees, scope of activities, communication with the Board
Board Leadership Structure and Dynamics	Participation, discussion, tone at the top, use of available skills, teamwork and disagreements
Board Information and Communication	Pre-meeting information, in-meeting information, information between meetings, timeliness of Board materials, operating history and financial information, compliance information, control process information, regulatory developments, industry information, goals, objectives, strategies, long-term plans and minutes of meetings
Access to Officers, Counsel and Auditors	Accessibility of officers, communication, access to counsel and access to auditors

Key Area	SPECIFIC ITEMS ASSESSED BY THE BOARD
Meeting Process	Frequency of meetings, length of meetings, meeting locations, agenda items, conduct of meetings, allocation of Board meeting time, focus on risk issues, focus on corporate strategy, appropriateness of questions, informal discussion and executive sessions of independent Directors
Board Responsibilities and Accountability	Independent perspective, time commitment of Directors, monitoring of performance, conflicts of interest, Board role and oversight
Director Compensation	Compensation levels and compensation process

The Committee Functioning Questionnaire portion of the Board & Committee Self-Assessment Questionnaire explored the views of the members of each of the Audit Committee, Compensation Committee and the Corporate Governance & Nominating Committee in the following key areas:

Key Area	Specific Items Assessed by the RESPECTIVE COMMITTEE MEMBERS
Committee Meetings

Whether the respective committee meetings are conducted in a manner which ensures that their Charters/Terms of Reference are met and that there is: (a) open communication, (b) meaningful discussion; (c) timely resolution of issues; and (d) independence from management.

Whether the respective committee meetings are appropriate in terms of: (a) number (regular and special); (b) length (both presentation and discussion); and (c) content.

Committee Pre-Meeting Material	Whether committee pre-meeting material is appropriate (i.e. that it is): (a) useful and relevant; (b) timely; (c) in an efficient format; and (d) in the right amount of detail
Committee Chairs	Whether the Chair of each committee is effective in: (a) setting the committee agenda – both the annual generic agendas and individual meeting agendas; (b) running committee meetings; and (c) and providing information to the Board relative to the respective committee’s issues and initiatives.

Key Area	Specific Items Assessed by the RESPECTIVE COMMITTEE MEMBERS
Committee Member Comments on Specific Topics	Comments were requested from the members of each committee on the following topics: (a) the committee’s most significant accomplishment in the past year has been; (b) the committee’s most important priority going forward should be; (c) the committee’s plans for continuous improvement of its processes and role are; and (d) emerging trends the committee members feel their respective committees may have to respond to.

Prior to 2017, the Board conducted informal annual assessments of its effectiveness, along with the effectiveness of the individual Directors and its three committees. To assist in its review, the Board conducted informal surveys of its Directors and received informal reports from the Company’s three committees respecting their own effectiveness. As part of these past and current assessments, the Board and/or the three committees, as applicable, reviewed their respective charters/terms of reference and, where necessary, conducted reviews of applicable corporate policies.

succession planning for president and chief executive officer

The Board is responsible for succession planning for the role of the President and Chief Executive Officer of the Company, with the assistance of the Corporate Governance & Nominating Committee.

The Board recognizes that succession planning at the Company is challenged by the limited number of employees which the Company has. Ultimately, an external hire may be necessary for the President and Chief Executive Officer role depending on the circumstances at the time of vacancy. Management and the Board seek opportunities to interact with, mentor and develop potential eventual internal successors. Management and the Board also encourage all employees to engage in professional development and training to improve their skills and abilities. In the event of an emergency, the Board and the Corporate Governance & Nominating Committee have temporary succession plans which can be implemented. The Company is confident that appropriate succession strategies are being implemented to ensure that the Company’s business will continue to be strongly managed in the future.

Ethical Business Conduct

The Board views good corporate governance as an integral component to the success of the Company and to meet responsibilities to Shareholders. The Board has adopted a Code of Business Conduct and Ethics (the “Code”) and has instructed its management and employees to abide by the Code. The Board intends that it will review compliance with the Code on an annual basis until the Company has grown to a size which warrants more frequent monitoring. The Code was last updated by the Board on June 20, 2012.

A copy of the Code is posted on SEDAR at www.sedar.com and was also filed with the SEC as an exhibit to our most recent Form 40-F and is available at www.sec.gov. The Code may also be accessed on the Company’s website at www.sandstormgold.com.

The Board encourages and promotes an overall culture of ethical business conduct by promoting compliance with applicable laws, rules and regulations; providing guidance to Directors, officers and employees to assist them in recognizing and dealing with ethical issues, promoting a culture of open communication, honesty and accountability; promoting a safe work environment; and ensuring awareness of disciplinary action for violations of ethical business conduct. In addition, the Board, through its meetings with management and other informal discussions with management, encourages a culture of ethical business conduct and believes the Company’s high caliber management team promotes a culture of ethical business conduct throughout the Company’s operations and is expected to monitor the activities of the Company’s employees, consultants and agents in that regard.

It is a requirement of applicable corporate law that Directors and senior officers who have an interest in a transaction or agreement with the Company promptly disclose that interest at any meeting of the Board at which the transaction or agreement will be discussed and, in the case of Directors, abstain from discussions and voting in respect to same if the interest is material. These requirements are also contained in the Company’s Articles, which are made available to Directors and senior officers of the Company.

To date, the Company has not been required to file a material change report relating to a departure from the Code by any of its Directors or executive officers.

The Company would also like to note that it has a Code of Business Conduct and Ethics - Consultants in place for the Company’s consultants and expects all its consultants to comply at all times with the principles of this document while working with the Company. The Code of Business Conduct and Ethics - Consultants may also be accessed on the Company’s website at www.sandstormgold.com.

Social and Environmental Commitment

The properties over which the Company holds streams, royalties and other interests are owned and operated by independent mining companies and the Company does not exercise control or influence over the activities of the property owners/operators. However, the Company is committed to furthering the responsible development of mineral projects and the sustainable extraction of metals through its financial investments, including with respect to environmental factors (e.g. toxic emissions and waste, carbon emissions, biodiversity and land use, water stress), social considerations (e.g. occupational health and safety, labour management) and governance issues (e.g. corruption and instability, corporate governance) (collectively “ESG”). The Company is committed to furthering sustainable development in the mining and metals industry through its investments and seeks to address ESG risks through the Company’s due diligence process that guides its investment decisions. By conducting a robust and detailed due diligence process, the Company endeavours to invest in projects with relatively low ESG risk. Where applicable, the Company reviews the corporate and social responsibility reports that are published by its stream and royalty partners and endorses the ICMM Principals, the IFC Environmental, Health and Safety Guidelines for Mining and the e3Plus Framework for Responsible Exploration. The Company has adopted internal policies which guide its investment process and its ongoing relationships with operators and Shareholders. In addition, the Company has made meaningful social contributions at its corporate and individual levels and intends to consider additional partnerships with its operators to support appropriate environmental and social initiatives in the communities associated with its investments.

The Company’s direct environmental impact and carbon footprint is small. The Company operates solely within an office environment with a small workforce of full-time employees. The Company’s head office is situated in a LEED Gold certified building in Vancouver, British Columbia, Canada.

To further demonstrate the Company’s commitment to corporate sustainability, it joined the United Nations Global Compact in February 2020. As a participant, the Company has committed to voluntarily aligning its operations and strategy with the ten universally accepted principles in the areas of human rights, labour, environment and anti-corruption, and to take actions that support broader UN goals, including the Sustainable Development Goals.

An extensive discussion on these matters can be found on the Company’s website at www.sandstormgold.com.

Risk Management

One of the important functions of the Board is overseeing the risk management strategy put in place by management. The Board must ensure that management has properly identified the principal risks to the Company’s business and is managing them prudently. The Board considers that the most significant risks facing the Company’s business vary from time to time depending on the prevailing economic climate and the specific nature of the Company’s activities at the relevant time. The Board reviews and considers general as well as particular risks faced by the Company. The Board closely monitors the potential vulnerability of the Company’s operations and financial condition in light of risks that arise in relation to the Company’s business. In addition, the Audit Committee specifically monitors financial risks and the Compensation Committee monitors compensation risks. Please refer to the section in this Circular entitled “EXECUTIVE COMPENSATION, Compensation Discussion and Analysis - Compensation Risk Assessment and Governance” for a discussion regarding compensation risk.

The key factors which drive the Company’s risk profile are set out in the Company’s Annual Information Form for the year ended December 31, 2020, which is available under the Company’s profile on SEDAR at www.sedar.com. Changes in these factors can increase or decrease the Company’s risk profile.

Directors’ and Officers’ Indemnification

Subject to the provisions of the Business Corporations Act (British Columbia) (“BCBCA”), the Company’s Articles provide that the Company will indemnify a current or former Director or officer, or another individual who acts or acted at the Company’s request as a Director or officer (or equivalent) of another entity against all eligible penalties to which such person is or may be liable, and the Company must indemnify, and pay expenses of the final disposition of an eligible proceeding in accordance with, and to the fullest extent permitted by, the BCBCA. The Company has also entered into indemnification agreements with Directors and certain officers of the Company in respect of the foregoing. If the Company becomes liable under the terms of such indemnification agreements and/or the Company’s Articles, the Company’s insurance coverage will extend to the Company’s liability; however, each claim will be subject to a deductible. No claims were made or became payable in 2020.

Key Policy Descriptions

Whistleblower Policy

The Company has adopted a Whistleblower Policy (“Whistleblower Policy”) which permits its employees who feel that a violation of the Code has occurred, or who have concerns regarding accounting, audit, internal controls, financial reporting or ethical matters, to report such violation or concerns on a confidential and anonymous basis. Such reporting may be made by e-mail, in writing or by telephone to the Company’s 24-hour whistleblower hotline. Once received, complaints are provided to the Audit Committee for investigation and, if necessary, appropriate corrective action. The Whistleblower Policy is available on the Company’s website at www.sandstormgold.com.

Stock Ownership Guidelines Policy

Can Only Be Fulfilled Based Upon Ownership of Sandstorm Shares and RSRs	The Company has adopted a Stock Ownership Guidelines Policy (the “Stock Ownership Guidelines Policy”). The Board believes that it is in the best interest of the Company and its Shareholders to align the financial interests of the Company’s executives and non-employee members of the Board with those of the Company’s Shareholders. The Ownership Guidelines are applicable to the Company’s CEO, CFO, the Company’s Senior Executive Vice-President (“SEVP”), the Company’s Senior Vice-President of Corporate Development (“SVP-CD”) and the Company’s Executive Vice-President, Project Evaluation (“EVP-PE”) (the CFO, SEVP, SVP-CD and EVP-PE being collectively referred to in the Ownership Guideline as the “Executive Officers”) and any member of the Board who is not employed by the Company (collectively, the “Guidelines Participants”). The Stock Ownership Guidelines Policy requires that the CEO, the Executive Officers and the Non-Employee Directors of the Company own Shares which have a fair market value equal to the following multiples of the Guidelines Participant’s base salary (or, in the case of a Non-Employee Director, the cash annual retainer paid to the Non-Employee Director by the Company):

Employee Group	Share Ownership Requirement
CEO	5 x annual base salary
Executive Officers (i.e. CFO, SEVP, SVP-CD & EVP-PE)	3 x annual base salary
Non-Employee Directors	3 x annual retainer

In calculating Share ownership, Guidelines Participants may include any Restricted Share Rights held by them, but Stock Options may not be included. While a Guidelines Participant is not in compliance with his/her ownership requirement, the Guidelines Participant must retain an amount equal to 50% of his/her net Shares (“Net Shares”) received as a result of the exercise of Stock Options or the vesting of any Restricted Share Rights granted to the Guidelines Participant by the Company. “Net Shares” are those Shares which remain after Shares are sold to pay any applicable exercise price for stock options and to satisfy any tax obligations arising in connection with the exercise of Stock Options or the vesting of Restricted Share Rights, as the case may be. The applicable guideline level of Share ownership is expected to be satisfied by each of the current Guidelines Participants (except Vera Kobalia) within five years after first becoming subject to the Ownership Guidelines (i.e. by March 30, 2021). Ms. Kobalia was elected to the Board at the 2018 Shareholder Meeting and will be expected comply with the Ownership Guidelines by June 15, 2023. Once the CEO’s, Executive Officer’s, or Non-Employee Director’s level of Share ownership satisfies the applicable guideline, ownership of that guideline level is expected to be maintained for as long as the Guidelines Participant is subject to the Ownership Guidelines. Since the Ownership Guidelines were first implemented by the Company in March 2016, the Company performed its first analysis of whether each Guidelines Participant meets the applicable Share ownership guidelines in January of 2017, and then again in January of each of 2018 through 2020. The Company performed its fifth analysis in January of 2021 and these results are reported below, as well as the current status of each Guidelines Participant’s holdings under the Ownership Guidelines. Kindly refer to the full text of the Ownership Guidelines for complete details, which may be accessed on the Company’s website at www.sandstormgold.com.

Current stock ownership compliance summary

Name of Executive/Independent Director	2020 Equity Ownership Requirement	Value of 2020 Equity Ownership at Jan 1, 2021 (6)	2021 Equity Ownership Requirement (5)	Value of 2021 Equity Ownership at April 26, 2021 (7)	Ownership Requirement Already Met	Ownership Requirement to be Met by Dec 31, 2021
Nolan Watson	5 times (C$2,175,000) (1)	C$10,087,356	5 times (C$2,250,000) (2)	C$10,377,099	✓	✘
David Awram	3 times (C$1,110,000) (1)	C$9,415,886	3 times (C$1,140,000) (2)	C$9,686,342	✓	✘
Erfan Kazemi	3 times (C$990,000) (1)	C$2,575,280	3 times (C$1,035,000) (2)	C$2,649,251	✓	✘
Tom Bruington	3 times (C$1,635,000) (1)	C$3,463,120	3 times (C$1,680,000) (2)	C$3,562,592	✓	✘
David E. De Witt	3 times (C$666,750) (3)	C$9,570,441	3 times (C$736,710) (4)	C$9,845,336	✓	✘
Andrew T. Swarthout	3 times (C$666,750) (3)	C$1,265,860	3 times (C$736,710) (4)	C$1,302,220	✓	✘
John P.A. Budreski	3 times (C$666,750) (3)	C$1,278,400	3 times (C$736,710) (4)	C$1,315,120	✓	✘
Mary L. Little	3 times (C$666,750) (3)	C$3,817,603	3 times (C$736,710) (4)	C$3,927,258	✓	✘
Vera Kobalia	3 times (C$666,750) (3)	C$655,180	3 times (C$736,710) (4)	C$583,420	✘	NOTE: Ownership Requirement to be met by June 15, 2023

(1)	Based on the value of the 2020 base salaries which were set as follows: C$435,000 for Mr. Watson; C$370,000 for Mr. Awram; C$330,000 for Mr. Kazemi; and C$545,000 for Mr. Bruington.
(2)	Based on the value of the 2021 base salaries which were set as follows: C$450,000 for Mr. Watson; C$380,000 for Mr. Awram; C$345,000 for Mr. Kazemi; and C$560,000 for Mr. Bruington.
(3)	Based on the value of the 2020 annual cash retainer (C$222,250) awarded to each independent Director in November 2019.
(4)	Based on the value of the 2021 annual cash retainer (C$245,570) awarded to each independent Director in December 2020.
(5)	The Ownership Guidelines provide that, in the event of an increase in a Participant's base salary or annual retainer, he or she will have five (5) years from the time of the increase to acquire any additional Shares required to meet the Ownership Guidelines.
(6)	Based on the average closing price of the Shares (for the last 20 trading days) on the TSX for the period December 1, 2020 - December 31, 2020 of C$9.40.
(7)	Based on the closing price of the Shares on the TSX on April 26, 2021 of C$9.67.

Clawback Policy

The Company has adopted a Clawback Policy (“Clawback Policy”) which applies in the event of a material restatement (“Restatement”) of the Company’s financial results as a result of material non-compliance with financial reporting requirements. The recoverable amount under the Clawback Policy is “the amount of Incentive-Based Compensation received by the Executive Officer or former Executive Officer that exceeds the amount of Incentive-Based Compensation that otherwise would have been received had it been determined based on the Restatement”. The Clawback Policy applies to any Incentive-Based Compensation (including cash and equity such as Stock Options and Restricted Share Rights, which is granted, earned or vested based wholly or in part upon the attainment of any “financial reporting measure”) paid to an Executive Officer (as defined in the Clawback Policy, which includes the CEO) during any of the three fiscal completed years immediately preceding the date the Company is required to restate its financial results. The Company continues to monitor regulatory developments regarding “clawbacks” both in Canada and the United States and will review such developments against its own guidelines. Kindly refer to the full text of the Clawback Policy for complete details, which may be accessed on the Company’s website at www.sandstormgold.com.

Anti-Hedging Policy

The Company has adopted a formal Anti-Hedging Policy (“Anti-Hedging Policy”). Unless otherwise previously approved by the Corporate Governance & Nominating Committee, no Director, officer or employee of the Company or its subsidiaries, or, to the extent practicable, any other person (or their associates) in a special relationship (within the meaning of applicable securities laws) with the Company, may, at any time, purchase financial instruments, including prepaid variable forward contracts, instruments for the short sale or purchase or sale of call or put options, equity swaps, collars, or units of exchangeable funds that are based on fluctuations of the Company’s debt or equity instruments and that are designed to or that may reasonably be expected to have the effect of hedging or offsetting a decrease in the market value of any securities of the Company. Any violation of the Anti-Hedging Policy will be regarded as a serious offence. The Anti-Hedging Policy is available on the Company’s website at www.sandstormgold.com.

Communications and Corporate Disclosure Policy

The Company has adopted a Communications and Corporate Disclosure Policy (“C&CD Policy”) which is intended to assist the Company in fulfilling its obligations to ensure that all information relevant and material to the Shareholders and the market is disclosed in a timely manner. The C&CD Policy is available on the Company’s website at www.sandstormgold.com.

Policy on Stock Trading and Use of Material Information

The Company has adopted a Policy on Stock Trading and Use of Material Information (“Insider Trading Policy”). Canadian and United States securities laws prohibit “insider trading” and impose restrictions on trading securities while in possession of material undisclosed information. The rules and procedures implemented in the Company’s Insider Trading Policy have been implemented in order to prevent improper trading of the Company’s securities or of companies with which the Company has a significant business relationship or with which the Company is proposing to enter into a business transaction. The Insider Trading Policy is available on the Company’s website at www.sandstormgold.com.

Bribery and Fraud Prevention Program

The Company expects its employees, officers, Directors and contractors to promote honest and ethical behavior, to avoid conflicts of interest, to comply with governmental laws and applicable rules and regulations, and to help foster the Company’s culture of honesty and accountability. To this end, the Company has outlined a comprehensive Bribery and Fraud Prevention Program which covers topic areas such as bribery, fraud, conflict of interest, administrative corruption, facilitation payments, breach of duty, misuse of authority and criminal activity. The Bribery and Fraud Prevention Program policy is available on the Company’s website at www.sandstormgold.com.

Health and Safety Policy

The Company has implemented a Health and Safety Policy (“Health and Safety Policy”) which provides a guiding framework for ensuring a safe workplace for its employees. The aim of this policy is to ensure compliance with legal and regulatory requirements and to minimize exposure to health and safety risks. The Health and Safety Policy is available on the Company’s website at www.sandstormgold.com.

Workplace Bullying and Harassment Policy Statement

The Company is committed to creating and maintaining a workplace environment which fosters mutual respect, integrity and professional conduct. In keeping with this commitment, the Company has adopted a Workplace Bullying and Harassment Policy Statement and a set of related reporting/investigation procedures for all employees relating to this issue. This policy articulates the Company’s position of non-tolerance with respect to bullying or harassment in the workplace. The Workplace Bullying and Harassment Policy Statement is available on the Company’s website at www.sandstormgold.com.

Diversity Policy and Representation of Women on the Board

The Company is committed to creating and maintaining a culture of workplace diversity. In keeping with this commitment, the Company has adopted a Diversity Policy (“Diversity Policy”) which sets out the guidelines by which the Company will endeavour to increase diversity throughout the Company, including at the Board level, and applies to executive and non-executive Directors, full-time, part-time and casual employees, contractors, consultants and advisors of the Company. Management of the Company will promote a work environment that values and utilizes the contributions of women and men, equally, with a variety of backgrounds, experiences and perspectives. The Board will monitor the Company’s performance in meeting the standards outlined in the Diversity Policy, which will include an annual review of any diversity initiatives established by management and the Board and the progress in achieving them. The Board monitors the effectiveness of the Diversity Policy through ongoing discussions with management and review of diversity within the Company at both the Board and employee level.

In 2014, the Board identified the need for increased gender diversity on the Board and, as a direct result thereof, limited their search for an additional Board member to women candidates who had certain strengths, skills and experience which the Board believed would enrich the Board. In June 2014, this resulted in the appointment of the Company’s first woman Director, Mary L. Little. Following Ms. Little’s appointment, women represented approximately 16.7% of the Company’s Directors.

In 2018, the Company Nominated and the Shareholders elected a Second Woman to the Board of Directors

In early 2018, the Board identified a second woman candidate who had certain strengths, skills and experience which the Board believed would enrich the Board. Vera Kobalia was presented to the Shareholders for election to the Board at the 2018 Shareholder Meeting and was successfully elected. Women now represent approximately 28.6% of the Company’s Directors.

The Company seeks to recruit Board candidates which represent both gender diversity and global business understanding and experience. The Company does not, however, support fixed percentages or quotas for any selection criteria, as the overall composition of the Board is based on numerous factors and it is ultimately the skills, experience, character and behavioural qualities that are the most important in determining the value which an individual could bring to the Board. In addition, the Board is responsible for the approval of all executive officer appointments and works closely with management to identify the most qualified candidates. Although the Company does not currently have any women in senior executive officer positions (representing zero percent) and does not have specific targets, the Company believes in the value of gender diversification on both the Board and in senior management and will review potential nominees for election as Directors and candidates for senior management positions to ensure that women candidates are being fairly considered against other candidates.

Over the past three years, the Company has focused on hiring women with significant potential, with the result that the proportion of women in the Company’s workforce has been growing and is now comprised of approximately 44%. With the continued support of the Board and management, the Company expects this trend to continue in the years ahead, which will result in senior executive positions in the Company being filled by women in the future. The Company remains actively committed to pursuing and developing ongoing diversity initiatives at the Company.

The Diversity Policy is available is available on the Company’s website at www.sandstormgold.com.

Retirement and Tenure Policies

The Company does not have a specific retirement age requirement for its Directors. Management reviews and monitors the appropriateness of each Board member’s continued service. The average age of the Company’s Directors is 56 years and is broken down as follows:

Director Age Range 60 – 70 years 57% 30 – 39 years 14% 40 – 49 years 29%

ì Currently there are no Directors in the 50-59 years age bracket.

In addition, the Company has not implemented term limits for the Directors on its Board. The Company believes that it is important to have a balance between Directors who have a long history and organizational understanding of the Company with Directors who bring new perspectives and ideas to the Board. Accordingly, the Board has not established term limits due to the potential loss of contributions from Directors who have significant insight into the Company and its operations. The Company values the experience and continuity provided by its longer-term Directors and believes its current assessment process is adequate to address Board needs. Of the Company’s seven Directors, one was appointed in 2007, two were appointed in each of 2008 and 2009, one was appointed in 2014 and one was appointed in 2018.

Committee Information

The Company has three committees at present, being the Audit Committee, the Corporate Governance & Nominating Committee and the Compensation Committee. As the Directors are actively involved in the operations of the Company and the size of the Company’s operations does not warrant a larger board of Directors, the Board has determined that additional standing committees are not necessary at this stage of the Company’s development.

Audit Committee

The Audit Committee's Role and Charter

The primary function of the Audit Committee is to assist the Board in fulfilling its financial oversight responsibilities by reviewing the financial reports and other financial information provided by the Company to regulatory authorities and Shareholders, the Company’s systems of internal controls regarding finance and accounting, and the Company’s auditing, accounting and financial reporting processes. Consistent with this function, the Audit Committee will encourage continuous improvement of, and should foster adherence to, the Company’s policies, procedures and practices at all levels. The Audit Committee’s primary duties and responsibilities are to:

ì	Serve as an independent and objective party to monitor the Company's financial reporting and internal control system and review the Company's financial statements.

ì	Oversee the audit of the Company's financial statements.

ì	Review and appraise the performance of the Company's external auditors.

ì	Provide an open avenue of communication among the Company's auditors, financial and senior management and the Board.

The complete text of the Company’s Audit Committee Charter is attached as Schedule “A” to the Company’s Annual Information Form dated March 30, 2021, which has been filed under the Company’s profile on SEDAR at www.sedar.com, on the SEC website at www.sec.gov and it may also be accessed on the Company’s website at www.sandstormgold.com.

Composition of the Audit Committee

The following are the current members of the Audit Committee:

John P.A. Budreski	Independent (1)	Financially literate (1)

David E. De Witt	Independent (1)	Financially literate (1)

Andrew T. Swarthout	Independent (1)	Financially literate (1)

(1)	As defined by National Instrument 52-110 — Audit Committees ("NI 52-110") and within the meaning of the NYSE listing standards.

Relevant Education and Experience

As noted above, each member of the Audit Committee is financially literate, i.e. has the ability to read and understand financial statements. Collectively, the Audit Committee members have the education and experience to fulfill their responsibilities as outlined in the Audit Committee Charter. Set out below is a general description of the education and experience of each Audit Committee member which is relevant to the performance of his responsibilities as an Audit Committee member:

John P.A. Budreski ►Mr. Budreski has been involved in capital markets since 1987 and has acted as an advisor or consultant on a variety of capital markets matters. From 2009 to 2012, he was a Managing Director and a Vice Chairman with Cormark Securities Inc. He was the President and CEO of Orion Securities Inc. from 2005 to 2007. Mr. Budreski’s work has required extensive review and analysis of financial statements. He graduated in 1981 from TUNS/Dalhousie with a Bachelor of Engineering degree and then in 1986 from the University of Calgary with an MBA degree.

David E. De Witt ►Mr. De Witt is a founding partner and the Chairman of Pathway Capital Ltd., a private venture capital company which was founded in October of 2004. He has been a Director and officer of numerous publicly traded companies since 1991 and his work has required extensive review and analysis of financial statements. Mr. De Witt graduated in 1975 from the University of British Columbia with a Bachelor of Commerce degree and then in 1978 with a Bachelor of Laws degree.

Andrew T. Swarthout ►In addition to being a Director of the Company, Mr. Swarthout has been a Director of Bear Creek Mining Corporation since 2003. He was a Director of Rio Cristal Resources Corporation from December 2006 to September 2013 and of Esperanza Resources Corp. from May 2012 until August 2013. These are all publicly traded companies and Mr. Swarthout’s work has required extensive review of financial statements. Mr. Swarthout graduated in 1974 from the University of Arizona with a Bachelor of Geosciences degree and he is a Professional Geologist.

Audit Committee Oversight

At no time since the commencement of the Company’s most recently completed financial year was a recommendation of the Audit Committee to nominate or compensate an external auditor not adopted by the Board.

Reliance on Certain Exemptions

At no time since the commencement of the Company's most recently completed financial year has the Company relied on any exemption from NI 52-110.

Pre-Approval Policies and Procedures

The Audit Committee Charter sets out responsibilities regarding the provision of non-audit services by the Company’s external auditors. The Audit Committee Charter encourages consideration of whether the provision of services other than audit services is compatible with maintaining the auditor’s independence and requires Audit Committee pre-approval of permitted audit, audit-related and non-audit services.

External Auditors Service Fees (By Category)

The aggregate fees billed by the Company's external auditors in each of the last two fiscal years for audit fees are as follows:

Financial Year Ending	Audit Fees	Audit-Related Fees	Tax Fees (1)	All Other Fees (2)
December 31, 2020	C$488,219	NIL	C$154,167	NIL
December 31, 2019	C$381,185	NIL	C$40,913	C$1,690

(1)	Tax advisory fees relating to due diligence as to tax components of contemplated streams and royalties and other.

(2)	Fee for online IFRS accounting manual database.

Corporate Governance & Nominating Committee

The Corporate Governance & Nominating Committee was formed in May 2015 and is comprised of four of the Company’s Directors: Mary L. Little (Chair), David E. De Witt, Andrew T. Swarthout and John P.A. Budreski, who are all independent as required under TSX/NYSE rules. The role of the Corporate Governance & Nominating Committee is to provide a focus on governance that will enhance the Company’s performance, to assess and make recommendations regarding Board effectiveness and to establish and lead the process for identifying, recruiting, appointing, re-appointing and providing ongoing development for Directors. You can access the full text of the Corporate Governance & Nominating Committee’s terms of reference on the Company’s website at www.sandstormgold.com.

During 2015 and early 2016, the Corporate Governance & Nominating Committee:

ì	reviewed and considered the Institutional Shareholder Services Inc. (“ISS”) Governance QualityScore program, which now includes the Company, and reviewed the Company’s overall QualityScore decile ranking, as well as its ranking in each of the four governance pillars and considered management’s recommendations with respect to areas where the Company’s governance policies and procedures may be modified;

ì	worked with management and the Company’s Corporate Secretary to develop the recommended new corporate governance policies/procedures (including the Clawback Policy, the Anti-Hedging Policy and the Stock Ownership Guidelines Policy);

ì	recommended modifications to the Company’s existing Stock Option Plan and Restricted Share Plan for consideration and approval by the full Board;

ì	reviewed Board composition and executive roles; and

ì	reviewed and considered other governance related topics.

In early 2017, the Corporate Governance & Nominating Committee developed and implemented a Board Self-Assessment Questionnaire for 2017, which is discussed above in this Circular under the heading “CORPORATE GOVERNANCE, Board of Directors - Assessments”.

In late 2017, the Corporate Governance & Nominating Committee reviewed and considered upcoming 2018 governance trends and the Company’s practices in these areas and subsequently made certain recommendations to the Board for the 2018 proxy season. The Corporate Governance & Nominating Committee also reviewed the Company’s overall ISS QualityScore decile ranking at that time and discussed areas where the Company’s governance policies and procedures might be modified.

In early 2018, the Corporate Governance & Nominating Committee worked with the Company’s Corporate Secretary to develop the Advance Notice Policy for recommendation to the Board. The Advance Notice Policy was approved by the Board and was subsequently ratified and approved by the Shareholders at the 2018 Shareholder Meeting. In early 2018, the Corporate Governance & Nominating Committee also recommended a second woman candidate for election to the Board (Vera Kobalia) and Ms. Kobalia was presented to the Shareholders and elected to the Board at the 2018 Shareholder Meeting.

In April 2019, management (in conjunction with the members of the Compensation Committee) made certain recommendations and worked with the Company’s Corporate Secretary to develop modifications to the Company’s existing Restricted Share Plan for recommendation to and approval by the Corporate Governance & Nominating Committee and the full Board. The Corporate Governance & Nominating Committee and the Board reviewed, considered and approved these recommended modifications, which were subsequently ratified at the Shareholder Meeting held in 2019 and received final TSX acceptance.

In early February 2020, the Board Self-Assessment Questionnaire was updated to include a committee functioning questionnaire for completion by the members of each of the Company’s three committees and this renewed Board & Committee Self-Assessment Questionnaire was sent to the Board/committee members in February 2020, following which the Chairperson of the Corporate Governance & Nominating Committee reported the results to the full Board at a meeting held in February 2020. At that time, the Corporate Governance & Nominating Committee also considered the Company’s ISS QualityScore decile rankings (in the areas of governance, environment and social) and discussed related matters.

In January 2021, this process was repeated, and the Board & Committee Self-Assessment Questionnaire was sent to the Board/committee members for completion, following which the Chairperson of the Corporate Governance & Nominating Committee reported the results to the full Board at a meeting held in February 2021.

Compensation Committee

The Compensation Committee was formed in May 2015 and is comprised of three of the Company’s Directors: John P.A. Budreski (Chair), David E. De Witt and Mary L. Little, who are all independent as required under TSX/NYSE rules.

The role of the Compensation Committee is to review, and recommend to the Board, compensation policies and processes and any new incentive compensation and equity compensation plans or changes to such plans. The Compensation Committee also considers the implications of any potential risks associated with the Company’s compensation policies and programs. You can access the full text of the Terms of Reference for the Compensation Committee on the Company’s website at www.sandstormgold.com.

During 2020, the Compensation Committee ensured that the Company’s executive compensation plan was both motivational and competitive, while meeting the objectives of the Company’s overall compensation programs. They:

ì	reviewed the Company’s compensation practices;

ì	reviewed the compensation practices of a comparator group of companies;

ì	reviewed the contributions made by the executive officers and management;

ì	determined the target competitive positioning for the Company’s executive compensation program relative to a comparator group of companies;

ì	reviewed and considered the link between pay and performance;

ì	led the annual review and evaluation of the CEO’s performance and recommended the CEO’s compensation to the full Board for approval; and

ì	made recommendations to the Board on incentive awards, remuneration, equity-based compensation plans and any other agreements with executives.

Shareholder Engagement

Contacting the Board

The Company values Shareholder, employee and other interested party opinions, concerns and feedback. The Company invites you to communicate directly with the Board through the Chairman of the Board by phoning 604-689-0234 or toll free in North America at 1-866-584-0234, e-mailing the Board at info@sandstormgold.com or by writing to:

Sandstorm Gold Ltd.
Suite 1400, 400 Burrard Street
Vancouver, BC V6C 3A6

Attention: Chairman of the Board

Contacting the Compensation Committee

Feedback regarding the executive compensation program of the Company may be directed to the Chair of the Compensation Committee by e-mail at info@sandstormgold.com, or by writing to:

Sandstorm Gold Ltd.
Suite 1400, 400 Burrard Street
Vancouver, BC V6C 3A6

Attention: Chair of the Compensation Committee

Contacting the Corporate Governance & Nominating Committee

Feedback regarding the governance practices of the Company may be directed to the Chair of the Corporate Governance & Nominating Committee by e-mail at info@sandstormgold.com, or by writing to:

Sandstorm Gold Ltd.
Suite 1400, 400 Burrard Street
Vancouver, BC V6C 3A6

Attention: Chair of the Corporate Governance & Nominating Committee

Live Broadcasts

Our quarterly financial and operating results conference calls with the investment community are broadcast live and are archived on our website at www.sandstormgold.com.

Events

Our CEO and members of our executive team regularly attend and speak at industry events. A list of upcoming and past events can be found on our website at www.sandstormgold.com

Additional Information

Additional information relating to the Company can be found at the Company’s website at www.sandstormgold.com and on SEDAR at www.sedar.com and the SEC website at www.sec.gov. Financial information is provided in the Company’s audited consolidated financial statements and related MD&A for its most recently completed financial year ended December 31, 2020 which are filed on SEDAR and the SEC website. Shareholders may contact the Company by phone at 778-945-0972 or toll free in North America at 1-866-584-0234, Extension # 232 or by e-mail at info@sandstormgold.com to request copies of these documents.

DIRECTORS’ APPROVAL

The contents of this Circular and the sending thereof to Shareholders have been approved by the Board.

BY ORDER OF THE BOARD OF DIRECTORS

(signed) Nolan Watson
Chief Executive Officer

April 26, 2021
Vancouver, British Columbia